SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of the Securities Exchange Act of 1934

For the day of: April 13, 2012

Commission File Number 001-32500

TANZANIAN ROYALTY EXPLORATION CORPORATION
(Registrant's name)

404-1688 152nd Street
South Surrey, BC  V4A 4N2
Canada
 (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F   ✓                                Form 40-F    ___

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):__

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):__

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes   ___                                        No        ✓

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

Attached hereto as Exhibit 1 and incorporated by reference herein is the Registrant's Second Quarter Financial Statements, Management Discussion and Analysis and CEO and CFO Certifications, for the period ended February 29, 2012.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Tanzanian Royalty Exploration Corp.
(Registrant)

Date: April 13, 2012
“James E. Sinclair”
James E. Sinclair
President & CEO

Exhibit 1

Tanzanian Royalty Exploration Corporation

Unaudited Interim Condensed Consolidated
Financial Statements
For the three and six month periods ended
February 29, 2012 and February 28, 2011

NOTICE TO READER

Tanzanian Royalty Exploration Corporation's independent auditors have not performed a review of these financial statements in accordance with standards established by the Canadian Institute of Chartered Accountants for a review of interim financial statements by an entity's auditor.

Tanzanian Royalty Exploration Corporation

Unaudited Interim Condensed Consolidated Statements of Financial Position
(Expressed in Canadian Dollars)

As at	February 29, 2012	August 31, 2011	September 1, 2010
		(Note 3)	(Note 3)
Assets
Current Assets
Cash and cash equivalents (Note 19)	$26,390,803	$32,428,471	$1,325,708
Other financial assets (Note 8)	23,100	29,400	40,425
Trade and other receivables (Note 16)	115,046	157,134	79,073
Inventory (Note 18)	246,656	223,518	229,196
Prepaid expenses (Note 15)	81,162	83,855	60,362
	26,856,767	32,922,378	1,734,764
Property, plant and equipment (Note 6)	1,366,503	1,447,030	1,092,770
Mineral properties and deferred exploration (Note 5)	34,797,126	33,748,295	29,956,026
	$63,020,396	$68,117,703	$32,783,560

Liabilities
Current Liabilities
Trade, other payables and accrued liabilities (Note 17)	$1,073,989	$2,471,199	$620,795
	1,073,989	2,471,199	620,795
Convertible debt (Note 7)	2,025,065	2,958,039	1,841,226
Warrant liability (Note 9)	8,134,000	6,168,325	-
	11,233,054	11,597,563	2,462,021
Shareholders' equity
Share capital (Note 9)	110,983,944	109,935,253	72,855,310
Share subscriptions received	-	-	874,149
Share based payment reserve (Note 11)	870,418	729,010	707,045
Warrants reserve (Note 10)	703,004	919,192	-
Accumulated deficit	(60,770,024)	(55,063,315)	(44,114,965)
Total shareholders' equity	51,787,342	56,520,140	30,321,539
	$63,020,396	$68,117,703	$32,783,560

Nature of operations (note 1)
Segmented information (note 20)
Subsequent events (note 23)

The accompanying notes are an integral part of these unaudited interim condensed consolidated financial statements

Tanzanian Royalty Exploration Corporation

Unaudited Interim Condensed Consolidated Statements of Comprehensive Loss
(Expressed in Canadian Dollars)

	Three months ended February 29, 2012	Three months ended February 28, 2011	Six months ended February 29, 2012	Six months ended February 28, 2011
		(Note 3)		(Note 3)
Administrative expenses
Depreciation	$107,580	$73,350	$216,027	$145,701
Consulting	55,939	63,595	120,158	131,508
Directors' fees	119,544	97,920	250,898	207,274
Office and general	98,498	116,245	218,423	165,600
Shareholder information	209,258	165,364	379,701	229,881
Professional fees	169,553	73,102	399,396	267,038
Salaries and benefits	304,641	398,985	693,855	704,713
Share based payments	(7,517)	10,170	23,132	11,807
Travel and accommodation	16,896	37,941	84,464	87,255
	(1,074,392)	(1,036,672)	(2,386,054)	(1,950,777)
Other income (expenses)
Foreign exchange	(41,150)	23,124	(11,808)	(152,121)
Interest, net	(20,640)	(2,329)	4,400	10,752
Interest accretion	(23,055)	(51,360)	(54,564)	(95,362)
Gain (Loss) on other financial assets	(3,150)	(5,775)	(6,300)	6,300
Property investigation costs	(55,041)	(7,917)	(136,827)	(16,674)
Change in value of warrant liability (Note 9)	(7,290,064)	-	(1,749,487)	-
Write-off of mineral properties and deferred exploration costs	(4,612)	-	(1,231,067)	(6,311)
Withholding tax costs	(3,642)	-	(135,002)	-
Net loss and comprehensive loss	$(8,515,746)	$(1,080,939)	$(5,706,709)	$(2,204,193)

Loss per share - basic and diluted	$(0.09)	$(0.01)	$(0.06)	$(0.02)
Weighted average number of shares outstanding - basic and diluted	100,002,277	92,723,817	99,967,525	93,421,176

The accompanying notes are an integral part of these unaudited interim condensed consolidated financial statements

 Tanzanian Royalty Exploration Corporation

Unaudited Interim Condensed Consolidated Statements of Changes in Equity
(Expressed in Canadian Dollars)

	Share Capital		Reserves
	Number of Shares	Amount	Share based payments	Warrants	Share subscriptions received	Accumulated deficit	Total

Balance at September 1, 2010	91,415,459	$72,855,310	$707,045	$-	$874,149	$(44,114,965)	$30,321,539
Private placement	2,532,119	13,831,976	-	-	(874,149)	-	12,957,827
Warrants issued		(851,844)	-	851,844	-	-	-
Issued pursuant to share subscription agreements	144,430	800,000	-	-	-	-	800,000
Issued pursuant to Restricted Share Unit Plan	15,157	68,752	(68,752)	-	-	-	-
Share based compensation		-	349,947	-	-	-	349,947
Total comprehensive loss for the period		-	-	-	-	(2,204,193)	(2,204,193)
Balance at February 28, 2011	94,107,165	86,704,194	988,240	851,844	-	(46,319,158)	42,225,120
Issued for prospectus, net of issue costs	5,263,158	21,617,679	-	-	-	-	21,617,679
Issued pursuant to Restricted Share Unit Plan	121,251	612,586	(612,586)	-	-	-	-
Issued on conversion of convertible debt agreement	247,173	971,107	(20,861)	-	-	-	950,246
Warrants issued		(67,348)	-	67,348	-	-	-
Shares issued for property	20,006	97,035	-	-	-	-	97,035
Equity conversion value for convertible debt		-	70,404	-	-	-	70,404
RSU shares forfeited		-	(13,062)	-	-	-	(13,062)
Share based compensation		-	316,875	-	-	-	316,875
Total comprehensive loss for the period		-	-	-	-	(8,744,157)	(8,744,157)
Balance at August 31, 2011	99,758,753	109,935,253	729,010	919,192	-	(55,063,315)	56,520,140
Issued on conversion of convertible debt agreement	233,318	950,213	(30,638)	-	-	-	919,575
Shares issued for property	25,000	65,475	-	-	-	-	65,475
Issued pursuant to Restricted Share Unit Plan	4,783	33,003	(33,003)	-	-	-	-
RSU shares forfeited		-	(141,402)	-	-	-	(141,402)
Transfer of warrants to warrant liability		-	-	(216,188)	-	-	(216,188)
Share based compensation		-	346,451	-	-	-	346,451
Total comprehensive loss for the period		-	-	-	-	(5,706,709)	(5,706,709)
Balance at February 29, 2012	100,021,854	$110,983,944	$870,418	$703,004	$-	$(60,770,024)	$51,787,342

The accompanying notes are an integral part of these unaudited interim condensed consolidated financial statements

Tanzanian Royalty Exploration Corporation

Unaudited Interim Condensed Consolidated Statements of Cash Flow
(Expressed in Canadian Dollars)

Six month periods ended,	February 29, 2012	February 28, 2011
		(Note 3)
Operations
Net loss	$(5,706,709)	$(2,204,192)
Adjustments to reconcile net loss to cash flow from operating activities:
Depreciation	216,027	145,701
Change in value of warrant liability	1,749,487	-
Share based payments	36,320	11,807
Gain (Loss) on sale of other financial assets	6,300	(6,300)
Interest accretion	(17,799)	95,362
Non cash directors' fees	225,794	196,677
Write-off of mineral properties	1,231,067	6,311
Net change in non-cash operating working capital items:
Trade and other receivables	42,088	(136,646)
Inventory	(23,138)	949
Prepaid expenses	2,693	(51,453)
Trade, other payables and accrued liabilities	(1,397,209)	30,578
Cash used in operations	(3,635,078)	(1,911,206)
Investing
Mineral properties and exploration expenditures	(2,267,090)	(5,005,121)
Option payments received and recoveries	-	279,244
Equipment and leasehold improvements	(135,500)	(744,273)
Cash used in Investing activities	(2,402,590)	(5,470,150)
Financing
Share capital issued - net of issue costs	-	13,831,976
Issuance of convertible debt	-	2,033,304
Repayment of subscription received	-	(74,149)
Cash provided from financing activities	-	15,791,131
Net increase (decrease) in cash and cash equivalents	(6,037,668)	8,409,775
Cash and cash equivalents, beginning of period	32,428,471	1,325,708
Cash and cash equivalents, end of period	$26,390,803	$9,735,483

The accompanying notes are an integral part of these unaudited interim condensed consolidated financial statements

Tanzanian Royalty Exploration Corporation Notes to the Unaudited Interim Condensed Consolidated Financial Statements For the Three and Six Month Periods Ended February 29, 2012 and February 28, 2011

1.	Nature of Operations

The Company is in the process of exploring and evaluating its mineral properties.  Although it has independently certified National Instrument 43-101 reserves, it has not yet determined whether all the properties contain economically recoverable reserves. The business of mining for minerals involves a high degree of risk.  The underlying value of the mineral properties is dependant upon the existence and economic recovery of mineral reserves, the ability to raise long-term financing to complete the development of the properties, government policies and regulations, and upon future profitable production or, alternatively, upon the Company's ability to dispose of it's interest on an advantageous basis; all of which are uncertain.

The amounts shown as mineral properties and deferred expenditures represent costs incurred to date, less amounts amortized and/or written off, and do not necessarily represent present or future values. The underlying value of the mineral properties is entirely dependent on the existence of economically recoverable reserves, securing and maintaining title and beneficial interest, the ability of the Company to obtain the necessary financing to complete development, and future profitable production.

At February 29, 2012 the Company had working capital of $25,782,778 (August 31, 2011 - $30,451,179), had not yet achieved profitable operations, has accumulated losses of $60,770,024 (August 31, 2011 - $55,063,315) and expects to incur further losses in the development of its business. The Company will require additional financing in order to conduct its planned work programs on mineral properties, meet its ongoing levels of corporate overhead and discharge its liabilities as they come due.

2.	Basis of Preparation

2.1 Statement of compliance

The Company was originally incorporated under the corporate name "424547 Alberta Ltd." in the Province of Alberta on July 5, 1990, under the Business Corporations Act (Alberta).  The name was changed to "Tan Range Exploration Corporation" on August 13, 1991.  The name of the Company was again changed to "Tanzanian Royalty Exploration Corporation" ("TREC" or the "Company") on February 28, 2006. The Company's principal business activity is in the exploration and development of mineral property interests.  The Company's mineral properties are located in United Republic of Tanzania. The condensed consolidated interim financial statements of the Company as at and for the three and six months ended February 29, 2012 comprise the Company and its subsidiaries (together referred to as the "Company" or "Group") and the Company's interests in associates and jointly controlled entities.

These interim condensed consolidated financial statements are unaudited and have been prepared in accordance with IAS 34 'Interim Financial Reporting' ("IAS 34") using accounting policies consistent with the International Financial Reporting Standards ("IFRS") issued by the International Accounting Standards Board ("IASB").  Financial statements prepared under IAS 34 are not required to include all of the information required for full annual financial statements.

These are the Company's second IFRS interim condensed consolidated financial statements for part of the period covered by the Company's first IFRS consolidated annual financial statements for the year ending August 31, 2012.  Previously, the Company prepared its consolidated annual and interim condensed consolidated financial statements in accordance with Canadian Generally Accepted Accounting Principles ("GAAP").  An explanation of how the transition to IFRS has affected the reported financial position and financial performance of the Company is explained in note 3 to these interim condensed consolidated financial statements.

Tanzanian Royalty Exploration Corporation Notes to the Unaudited Interim Condensed Consolidated Financial Statements For the Three and Six Month Periods Ended February 29, 2012 and February 28, 2011

2.	Basis of Preparation (continued)

2.1 Statement of compliance (continued)

As these are the Company's second set of condensed consolidated interim financial statements in accordance with IFRS (see note 3 for explanation of the transition to IFRS), the Company's disclosures exceed the minimum requirements under IAS 34. The Company has elected to exceed the minimum requirements in order to present the Company's accounting policies in accordance with IFRS and the additional disclosures required under IFRS, which also highlight the changes from the Company's 2011 annual consolidated financial statements prepared in accordance with Canadian GAAP. In 2012 and beyond, the Company may not provide the same amount of disclosure in the Company's interim condensed consolidated financial statements under IFRS as the reader will be able rely on the annual consolidated financial statements which will be prepared in accordance with IFRS.

These condensed consolidated interim financial statements were authorized for issue by the board of directors on April 10, 2012.

2.2 Basis of presentation

The financial statements have been prepared on the historical cost basis except for certain non‐current assets and financial instruments, which are measured at fair value, as explained in the accounting policies set out in note 4. The comparative figures presented in these interim consolidated financial statements are in accordance with IFRS and have not been audited.

2.3 Adoption of new and revised standards and interpretations
The IASB issued a number of new and revised International Accounting Standards, International Financial Reporting Standards, amendments and related interpretations which are effective for the Company's financial year beginning on or after September 1, 2011.  For the purpose of preparing and presenting the Financial Information for the relevant periods, the Company has consistently adopted all these new standards for the relevant reporting periods.

At the date of authorization of these financial statements, the IASB and IFRIC has issued the following new and revised Standards and Interpretations which are not yet effective for the relevant reporting periods.

•
IFRS 9 'Financial Instruments: Classification and Measurement' - effective for annual periods beginning on or after January 1, 2013, with early adoption permitted, introduces new requirements for the classification and measurement of financial instruments.

•
IFRS 10 'Consolidated Financial Statements' - effective for annual periods beginning on or after January 1, 2013, with early adoption permitted, establishes principles for the presentation and preparation of consolidated financial statements when an entity controls one or more other entities.

•
IFRS 11 'Joint Arrangements' - effective for annual periods beginning on or after January 1, 2013, with early adoption permitted, provides for a more realistic reflection of joint arrangements by focusing on the rights and obligations of the arrangement, rather than its legal form.

•
IFRS 12 'Disclosure of Interests in Other Entities' - effective for annual periods beginning on or after January 1, 2013, with early adoption permitted, requires the disclosure of information that enables users of financial statements to evaluate the nature of, and risks associated with its interests in other entities and the effects of those interests on its financial position, financial performance and cash flows.

•
IFRS 13 'Fair Value Measurement' - effective for annual periods beginning on or after January 1, 2013, with early adoption permitted, provides the guidance on the measurement of fair value and related disclosures through a fair value hierarchy.

Management anticipates that the above standards will be adopted in the Company's financial statements for the period beginning September 1, 2013, and has not yet considered the impact of the adoption of these standards.

Tanzanian Royalty Exploration Corporation Notes to the Unaudited Interim Condensed Consolidated Financial Statements For the Three and Six Month Periods Ended February 29, 2012 and February 28, 2011

3.	First Time Adoption of IFRS

The adoption of IFRS has resulted in significant changes to the reported financial position, results of operations, and cash flows of the Company. Presented below are reconciliations prepared by the Company to reconcile to IFRS the assets, liabilities, equity, net loss and cash flows of the Company from those reported under Canadian GAAP:

The Company adopted IFRS on September 1, 2011 with a transition date of September 1, 2010 (the "Transition Date"). Under IFRS 1 'First time Adoption of International Financial Reporting Standards', the IFRS are applied retrospectively at the Transition Date with all adjustments to assets and liabilities as stated under GAAP taken to retained earnings unless certain exemptions are applied.

IFRS 1 does not permit changes to estimates that have been previously made. Accordingly, estimates used in the preparation of the Company's opening IFRS statements of financial position as at the Transition Date are consistent with those that were made under Canadian GAAP.

Optional exemptions

The optional exemptions elected and applied by the Company are as follows;

•
On the Transition Date, the Company has elected not to retrospectively apply IFRS 2, Share-based Payments ("IFRS 2") to all share-based transactions at the date of transition. IFRS 2 will only be applied to equity instruments issued on or after, and that have not vested by, the Transition Date.

•
Business combinations that occurred prior to the Transition Date have not been restated. There have been no business combinations that occurred during the year ended August 31, 2011 that required re-statement in compliance with IFRS.

•
IAS 23 ''Borrowing Costs'' has been applied prospectively from the Transition Date. As a result, the carrying value at the Transition Date of previously capitalized borrowing costs, as determined under Canadian GAAP, has been reversed with an adjustment to opening accumulated deficit and property, plant and equipment. The impact of the restatement of borrowing costs is described in the explanatory notes following the reconciliations between Canadian GAAP and IFRS.

The Company has changed certain accounting policies to be consistent with IFRS as is expected to be effective or available for adoption on August 31, 2012, the Company's first annual IFRS reporting date.  The accounting policies set out in note 4 have been consistently applied in preparing the interim condensed consolidated financial statements for the three and six month period ended February 29, 2012, the comparative periods ended February 28, 2011 and year ended August 31, 2011 and in the preparation of the opening IFRS statement of financial position at the Transition Date. These changes to the recognition and measurement of assets, liabilities, equity, revenue, and expenses within the Company's interim consolidated financial statements, is summarized in the following reconciliations and accompanying notes thereto.

Tanzanian Royalty Exploration Corporation Notes to the Unaudited Interim Condensed Consolidated Financial Statements For the Three and Six Month Periods Ended February 29, 2012 and February 28, 2011

3.	First Time Adoption of IFRS (continued)

Below is the Company's Consolidated Statement of Financial Position as at the transition date of September 1, 2010 under IFRS.

	As at September 1, 2010
	GAAP	Effect of transition to IFRS	IFRS	Notes
Assets
Current Assets
Cash and cash equivalents	$ 1,325,708	$ -	$ 1,325,708
Other financial assets	40,425	-	40,425
Trade and other receivables	79,073	-	79,073
Inventory	229,196	-	229,196
Prepaid expenses	60,362	-	60,362
	1,734,764	-	1,734,764
Property, plant and equipment	1,092,770	-	1,092,770
Mineral properties and deferred exploration	29,956,026	-	29,956,026
	$ 32,783,560	$ -	$ 32,783,560

Liabilities
Current Liabilities
Trade, other payables and accrued liabilities	$ 620,795	$ -	$ 620,795
	620,795	-	620,795
Convertible debt	1,841,226	-	1,841,226
	2,462,021	-	2,462,021
Shareholders' equity
Share capital	72,855,310	-	72,855,310
Share subscriptions received	874,149	-	874,149
Share based payment reserve	476,205	230,840	707,045	(a)
Accumulated deficit	(43,884,125)	(230,840)	(44,114,965)	(a)
	30,321,539	-	30,321,539
	$ 32,783,560	$ -	$ 32,783,560

Tanzanian Royalty Exploration Corporation Notes to the Unaudited Interim Condensed Consolidated Financial Statements For the Three and Six Month Periods Ended February 29, 2012 and February 28, 2011

3.	First Time Adoption of IFRS (continued)

Reconciliation of assets, liabilities and equity
	As at February 28, 2011
	GAAP	Effect of transition to IFRS	IFRS	Notes
Assets
Current Assets
Cash and cash equivalents	$ 9,735,483	$ -	$ 9,735,483
Other financial assets	46,725	-	46,725
Trade and other receivables	215,719	-	215,719
Inventory	228,247	-	228,247
Prepaid expenses	111,815	-	111,815
	10,337,989	-	10,337,989
Property, plant and equipment	1,691,343	-	1,691,343
Mineral properties and deferred expenditures	34,717,865	28,786	34,746,651	(a), (c)
	$ 46,747,197	$ 28,786	$ 46,775,983

Liabilities
Current Liabilities
Trade, other payables and accrued liabilities	$ 651,375	$ -	$ 651,375
	651,375	-	651,375
Convertible debt	3,899,488	-	3,899,488
	4,550,863	-	4,550,863
Shareholders' equity
Share capital	86,704,194	-	86,704,194
Share subscriptions received	834,596	153,644	988,240	(a)
Share based payment reserve	851,844	-	851,844
Accumulated deficit	(46,194,300)	(124,858)	(46,319,158)	(a)
	42,196,334	28,786	42,225,120
	$ 46,747,197	$ 28,786	$ 46,775,983

Tanzanian Royalty Exploration Corporation Notes to the Unaudited Interim Condensed Consolidated Financial Statements For the Three and Six Month Periods Ended February 29, 2012 and February 28, 2011

3.	First Time Adoption of IFRS (continued)

Reconciliation of assets, liabilities and equity
	As at August 31, 2011
	GAAP	Effect of transition to IFRS	IFRS	Notes
Assets
Current Assets
Cash and cash equivalents	$ 32,428,471	$ -	$ 32,428,471
Other financial assets	29,400	-	29,400
Trade and other receivables	157,134	-	157,134
Inventory	223,518	-	223,518
Prepaid expenses	83,855	-	83,855
	32,922,378	-	32,922,378
Property, plant and equipment	1,447,030	-	1,447,030
Mineral properties and deferred exploration	33,744,578	3,717	33,748,295	(a), (c)
	$ 68,113,986	$ 3,717	$ 68,117,703

Liabilities
Current Liabilities
Trade, other payables and accrued liabilities	$ 2,471,199	$ -	$ 2,471,199
	2,471,199	-	2,471,199
Convertible debt	2,958,039	-	2,958,039
Warrant liability	-	6,168,325	6,168,325	(b)
	5,429,238	6,168,325	11,597,563
Shareholders' equity
Share capital	110,671,701	(736,448)	109,935,253	(a), (b)
Share based payment reserve	706,988	22,022	729,010	(a)
Warrants reserve	5,411,410	(4,492,218)	919,192	(b)
Accumulated deficit	(54,105,351)	(957,964)	(55,063,315)	(a), (b)
	62,684,748	(6,164,608)	56,520,140
	$ 68,113,986	$ 3,717	$ 68,117,703

Tanzanian Royalty Exploration Corporation Notes to the Unaudited Interim Condensed Consolidated Financial Statements For the Three and Six Month Periods Ended February 29, 2012 and February 28, 2011

3.	First Time Adoption of IFRS (continued)

Reconciliation of comprehensive loss
	Six months ended February 28, 2011
	GAAP	Effect of transition to IFRS	IFRS	Notes

Administrative Expenses
Depreciation	$ 145,701	$ -	$ 145,701
Consulting	131,508	-	131,508
Directors' fees	207,274	-	207,274
Office and general	165,600	-	165,600
Shareholder information	229,881	-	229,881
Professional fees	267,038	-	267,038
Salaries and benefits	704,713	-	704,713
Share based payments	103,003	(91,196)	11,807	(a)
Travel and accommodation	87,255	-	87,255
	(2,041,973)	91,196	(1,950,777)
Other income (expense)
Foreign exchange	(152,121)	-	(152,121)
Interest, net	(4,035)	14,787	10,752	(c)
Interest accretion	(95,362)	-	(95,362)
Gain on other financial assets	6,300	-	6,300
Property investigation costs	(16,674)	-	(16,674)
Write-off of mineral properties and deferred exploration costs	(6,311)	-	(6,311)
Net loss and comprehensive loss	$(2,310,176)	$ 105,983	$(2,204,193)

Tanzanian Royalty Exploration Corporation Notes to the Unaudited Interim Condensed Consolidated Financial Statements For the Three and Six Month Periods Ended February 29, 2012 and February 28, 2011

3.	First Time Adoption of IFRS (continued)

Reconciliation of loss and comprehensive loss
	Three months ended February 28, 2011
	GAAP	Effect of transition to IFRS	IFRS	Notes

Administrative Expenses
Depreciation	$ 73,350	-	$ 73,350
Consulting	63,595	-	63,595
Directors' fees	97,920	-	97,920
Office and general	116,245	-	116,245
Shareholder information	165,364	-	165,364
Professional fees	73,102	-	73,102
Salaries and benefits	398,985	-	398,985
Share based payments	29,552	(102,681)	(73,129)	(a)
Travel and accommodation	37,941	-	37,941
	(1,056,055)	102,681	(953,373)
Other income (expense)
Foreign exchange	23,124	-	23,124
Interest, net	(2,329)	-	(2,329)
Interest accretion	(51,360)	-	(51,360)
Loss on other financial assets	(5,775)	-	(5,775)
Property investigation costs	(7,917)	-	(7,917)
Net loss and comprehensive loss	(1,100,312)	102,681	(997,630)

Tanzanian Royalty Exploration Corporation Notes to the Unaudited Interim Condensed Consolidated Financial Statements For the Three and Six Month Periods Ended February 29, 2012 and February 28, 2011

3.	First Time Adoption of IFRS (continued)

Reconciliation of comprehensive loss

	Year ended August 31, 2011
	GAAP	Effect of transition to IFRS	IFRS	Notes

Administrative Expenses
Depreciation	$ 463,169	-	$ 463,169
Consulting	287,885	-	287,885
Directors' fees	461,484	-	461,484
Office and general	443,774	-	443,774
Shareholder information	332,586	-	332,586
Issuance costs	-	602,223	602,223	(b)
Professional fees	632,317	-	632,317
Salaries and benefits	1,601,832	-	1,601,832
Share based payments	368,161	(206,298)	161,863	(a)
Travel and accommodation	199,631	-	199,631
	(4,790,839)	(395,925)	(5,186,764)
Other income (expense)
Foreign exchange	(518,794)	-	(518,794)
Interest, net	18,805	6,237	25,042	(c)
Interest accretion	(181,076)	-	(181,076)
Loss on other financial assets	(11,025)	-	(11,025)
Change in value of warrant liability	-	(337,436)	(337,436)	(b)
Property investigation costs	(36,542)	-	(36,542)
Withholding tax	(856,191)	-	(856,191)
Write-off of mineral properties and deferred exploration	(3,845,564)	-	(3,845,564)
Net loss and comprehensive loss $	(10,221,226)	$ (727,124)	$ (10,948,350)

Tanzanian Royalty Exploration Corporation Notes to the Unaudited Interim Condensed Consolidated Financial Statements For the Three and Six Month Periods Ended February 29, 2012 and February 28, 2011

3.	First Time Adoption of IFRS (continued)

Reconciliation of Cash Flows
	Six months ended February 28, 2011
	GAAP	Effect of transition to IFRS	IFRS	Notes

Operations
Net loss	(2,310,175)	105,983	(2,204,192)	(a)
Adjustments to reconcile net loss to cash flow from operating activities:
Amortization	145,701	-	145,701
Share based payments	103,003	(91,196)	11,807	(a)
Gain on sale of other financial assets	(6,300)	-	(6,300)
Interest accretion	95,362	-	95,362
Non cash directors' fees	196,677	-	196,677
Write off of mineral properties	6,311	-	6,311
Net change in non-cash operating working capital items:
Trade and other receivables	(136,646)	-	(136,646)
Inventory	949	-	949
Prepaid expenses	(51,453)	-	(51,453)
Trade and other payables	30,578	-	30,578
	(1,925,993)	14,787	(1,911,206)
Financing
Share capital issued - net of issue costs	13,831,976	-	13,831,976
Issuance of convertible debt	2,033,304	-	2,033,304
Repayment of subscription received	(74,149)	-	(74,149)
	15,791,131	-	15,791,131
Investing
Mineral properties and exploration expenditures	(4,990,334)	(14,787)	(5,005,121)
Option payments received and recoveries	279,244	-	279,244
Equipment and leasehold improvements	(744,273)	-	(744,273)
	(5,455,363)	(14,787)	(5,470,150)
Net increase in cash and cash equivalents	8,409,775	-	8,409,775
Cash and cash equivalents, beginning of year	1,325,708	-	1,325,708
Cash and cash equivalents, end of year	$ 9,735,483	-	$ 9,735,483

Tanzanian Royalty Exploration Corporation Notes to the Unaudited Interim Condensed Consolidated Financial Statements For the Three and Six Month Periods Ended February 29, 2012 and February 28, 2011

3.	First Time Adoption of IFRS (continued)

Reconciliation of Cash Flows
	Year ended August 31, 2011
	GAAP	Effect of transition to IFRS	IFRS	Notes

Operations
Net loss	(10,221,226)	(727,124)	(10,948,350)	(a), (b)
Adjustments to reconcile net loss to cash flow from operating activities:
Depreciation	463,169	-	463,169
Share based payments	368,161	(206,298)	161,863	(a)
Loss on other financial assets	11,025	-	11,025
Change in derivative liability	-	337,436	337,436	(b)
Interest accretion	181,076	-	181,076
Non cash directors' fees	453,845	-	453,845
Write off of mineral properties	3,845,564	-	3,845,564
Net change in non-cash operating working capital items:
Trade and other receivables	(78,062)	-	(78,062)
Inventory	5,678	-	5,678
Prepaid expenses	(23,493)	-	(23,493)
Trade, other payables and accrued liabilities	1,850,404	-	1,850,404
	(3,143,859)	(595,986)	(3,739,845)
Financing
Share capital issued - net of issue costs	13,742,177	602,223	14,344,400	(b)
Issuance of convertible debt	2,033,304	-	2,033,304
Issuance from prospectus	26,846,345	-	26,846,345
Repayment of subscription received	(74,149)	-	(74,149)
	42,547,677	602,223	43,149,900
Investing
Mineral properties and exploration expenditures	(7,762,870)	(6,327)	(7,769,197)	(c)
Option payments received and recoveries	279,244	-	279,244
Equipment and leasehold improvements	(817,429)	-	(817,429)
	(8,301,055)	(6,327)	(8,307,382)
Net increase in cash and cash equivalents	31,102,763	-	31,102,763
Cash and cash equivalents, beginning of year	1,325,708	-	1,325,708
Cash and cash equivalents, end of year	$ 32,428,471	-	$ 32,428,471

Tanzanian Royalty Exploration Corporation Notes to the Unaudited Interim Condensed Consolidated Financial Statements For the Three and Six Month Periods Ended February 29, 2012 and February 28, 2011

3.	First Time Adoption of IFRS (continued)

Notes to Reconciliations

a) Restricted share units

Under Canadian GAAP - The Company used the straight line method of calculating vested options. The fair value of stock‐based awards with graded vesting was calculated as one grant and the resulting fair value was recognized on a straight line basis over the vesting period.

Under IFRS - Each tranche of an award with different vesting dates is considered a separate grant for the calculation of fair value, and the resulting fair value is amortized over the vesting period of the respective tranches.

Forfeitures
Under Canadian GAAP - Forfeitures of awards were recognized as they occurred.

Under IFRS - Forfeiture estimates are recognized on the grant date and revised for actual experiences in subsequent periods.

b) Foreign currency warrants

Under Canadian GAAP - Foreign currency denominated warrants are classified within equity and initially measured using relative fair value.

Under IFRS - Foreign currency denominated warrants are considered a derivative as they are not indexed solely to the entity's own stock.  The Company's functional currency is the Canadian dollar and the exercise price of the warrants is denominated in US dollars therefore, the warrants cannot be classified as equity-based on the evaluation of the instruments' settlement provisions as they were not indexed solely to the Company's common shares.  As a result, these instruments are treated as derivative liabilities and carried at fair value as determined by the Black-Scholes option pricing model at each reporting period, with changes in fair values recorded as gains or losses in the statements of comprehensive income (loss).  Further, IFRS requires that the proportionate share of issuance costs relating to the foreign currency warrants be expensed.

c) Borrowing costs

Under CDN GAAP - The Company may choose to adopt a policy to capitalize borrowing costs attributable to property, plant and equipment under certain conditions. In addition, Canadian GAAP does not provide specific guidance as to identifying qualifying assets.

Under IFRS - IAS 23 ''Borrowing Costs'' (''IAS 23'') provides specific guidance on the requirement to capitalize borrowing costs related to qualifying assets. IFRS 1 provides an optional exemption permitting the application of IAS 23 prospectively.

On transition to IFRS, the Company elected to apply IAS 23 prospectively as permitted under IFRS 1.

d) Presentation
The presentation in accordance with IFRS differs from the presentation in accordance with Canadian GAAP. Please refer to the unaudited consolidated statements of financial position and consolidated statements of operations, comprehensive loss, and deficit for the impact of the specific
IFRS changes noted above.

Tanzanian Royalty Exploration Corporation Notes to the Unaudited Interim Condensed Consolidated Financial Statements For the Three and Six Month Periods Ended February 29, 2012 and February 28, 2011

4.	Summary of Significant Accounting Policies

4.1 Basis of consolidation
The interim condensed consolidated financial statements include the financial statements of the Company and its wholly controlled subsidiaries: Tanzania American International Development Corporation 2000 Limited ("Tanzam"), Tancan Mining Co. Limited ("Tancan") and Buckreef Gold Company Ltd., a majority owned Joint Venture Company. Control is achieved when the Company has the power to govern the financial and operating policies of an entity so as to obtain benefits from its activities.

All intra Company transactions, balances, income and expenses are eliminated in full on consolidation.

4.2 Mineral properties

All direct costs related to the acquisition and exploration and development of specific properties are capitalized as incurred.  If a property is brought into production, these costs will be amortized against the income generated from the property.  If a property is abandoned, sold or impaired, an appropriate charge will be made.  Discretionary option payments arising on the acquisition of mining properties are only recognized when paid.  Amounts received from other parties to earn an interest in the Company's mining properties are applied as a reduction of the mining property and deferred exploration and development costs, except for administrative reimbursements which are credited to operations.

Consequential revenue from the sale of metals, extracted during the Company's test mining activities, is recognized on the date the mineral concentrate level is agreed upon by the Company and customer, as this coincides with the transfer of title, the risk of ownership, the determination of the amount due under the terms of settlement contracts the Company has with its customer, and collection is reasonably assured.  Revenues from properties earned during the development stage (prior to commercial production) are deducted from capitalized costs.

The amounts shown for mining claims and related deferred costs represent costs incurred to date, less amounts expensed or written off, reimbursements and revenue, and do not necessarily reflect present or future values of the particular properties.  The recoverability of these costs is dependent upon discovery of economically recoverable reserves and future production or proceeds from the disposition thereof.

The Company reviews the carrying value of a mineral exploration property when events or changes in circumstances indicate that the carrying value may not be recoverable. If the carrying value of the property exceeds its fair value, the property will be written down to fair value with the provision charged against operations in the year. An impairment is also recorded when management determines that it will discontinue exploration or development on a property or when exploration rights or permits expire. The amount shown for deferred exploration expenses, represents costs incurred to date net of write-downs, if any, and is not intended to reflect present or future values.

Ownership in mineral properties involves certain risks due to the difficulties in determining the validity of certain claims as well as the potential for problems arising from the frequently ambiguous conveyancing history characteristic of many mineral interests.  The Company has investigated the ownership of its mineral properties and, to the best of its knowledge, ownership of its interests are in good standing.

Capitalized mineral property exploration costs are those directly attributable costs related to the search for, and evaluation of mineral resources, that are incurred after the Company has obtained legal rights to explore a mineral property and before the technical feasibility and commercial viability of a mineral reserve are demonstrable.  Any cost incurred prior to obtaining the legal right to explore a mineral property are expensed as incurred.

Once an economically viable reserve has been determined for a property and a decision has been made to proceed with development has been approved, acquisition, exploration and development costs previously capitalized to the mineral property are first tested for impairment and then classified as property, plant and equipment under construction.

Tanzanian Royalty Exploration Corporation Notes to the Unaudited Interim Condensed Consolidated Financial Statements For the Three and Six Month Periods Ended February 29, 2012 and February 28, 2011

4.	Summary of Significant Accounting Policies (continued)

4.3 Property, plant and equipment
Property, plant and equipment ("PPE") are stated at cost less accumulated depreciation and accumulated impairment losses. The cost of an item of PPE consists of the purchase price, any costs directly attributable to bringing the asset to the location and condition necessary for its intended use and an initial estimate of the costs of dismantling and removing the item and restoring the site on which it is located.

Depreciation is provided at rates calculated to write off the cost of PPE, less their estimated residual value, using the declining balance method over the following expected useful lives:

Assets	Rate

Machinery and equipment	20% to 30%
Automotive	30%
Computer equipment	30%
Drilling equipment and automotive equipment	6.67%
Leasehold improvements	20%

An item of PPE is derecognized upon disposal, when held for sale or when no future economic benefits are expected to arise from the continued use of the asset. Any gain or loss arising on disposal of the asset, determined as the difference between the net disposal proceeds and the carrying amount of the asset, is recognized in the consolidated statement of comprehensive income.

The Company conducts an annual assessment of the residual balances, useful lives and depreciation methods being used for PPE and any changes arising from the assessment are applied by the Company prospectively.

Where an item of plant and equipment comprises major components with different useful lives, the components are accounted for as separate items of plant and equipment. Expenditures incurred to replace a component of an item of property, plant and equipment that is accounted for separately, including major inspection and overhaul expenditures are capitalized.

4.4 Decommissioning, restoration and similar liabilities ("Asset retirement obligation" or "ARO")
The Company recognizes liabilities for statutory, contractual, constructive or legal obligations, including those associated with the reclamation of mineral properties and PPE, when those obligations result from the acquisition, construction, development or normal operation of the Company's assets. Initially, a liability for an asset retirement obligation is recognized at its fair value in the period in which it is incurred. Upon initial recognition of the liability, the corresponding asset retirement obligation is added to the carrying amount of the related asset and the cost is amortized as an expense over the economic life of the asset using the declining balance method.  Following the initial recognition of the asset retirement obligation, the carrying amount of the liability is increased for the passage of time and adjusted for changes to the current market‐based discount rate, and adjusted for changes to the amount or timing of the underlying cash flows needed to settle the obligation.   As of February 29, 2012, no liability for asset retirement obligations exists.

Tanzanian Royalty Exploration Corporation Notes to the Unaudited Interim Condensed Consolidated Financial Statements For the Three and Six Month Periods Ended February 29, 2012 and February 28, 2011

4.	Summary of Significant Accounting Policies (continued)

4.5 Share based payments

Share based payment transactions
Employees (including directors and senior executives) of the Company receive a portion of their remuneration in the form of share based payment transactions, whereby employees render services as consideration for equity instruments ("equity settled transactions").

In situations where equity instruments are issued and some or all of the goods or services received by the entity as consideration cannot be specifically identified, they are measured at fair value of the share based payment.

Equity settled transactions
The costs of equity settled transactions with employees are measured by reference to the fair value at the date on which they are granted.

The costs of equity settled transactions are recognized, together with a corresponding increase in equity, over the period in which the performance and/or service conditions are fulfilled, ending on the date on which the relevant employees become fully entitled to the award ("the vesting date"). The cumulative expense is recognized for equity settled transactions at each reporting date until the vesting date reflects the Company's best estimate of the number of equity instruments that will ultimately vest. The profit or loss charge or credit for a period represents the movement in cumulative expense recognized as at the beginning and end of that period and the corresponding amount is represented in share option reserve.

No expense is recognized for awards that do not ultimately vest, except for awards where vesting is conditional upon a market condition, which are treated as vesting irrespective of whether or not the market condition is satisfied provided that all other performance and/or service conditions are satisfied.

Where the terms of an equity settled award are modified, the minimum expense recognized is the expense as if the terms had not been modified. An additional expense is recognized for any modification which increases the total fair value of the share based payment arrangement, or is otherwise beneficial to the employee as measured at the date of modification.

The dilutive effect of outstanding options is reflected as additional dilution in the computation of earnings per share.

4.6 Taxation

Income tax expense represents the sum of tax currently payable and deferred tax.

Current income tax
Current income tax assets and liabilities for the current and prior periods are measured at the amount expected to be recovered from or paid to the taxation authorities. The tax rates and tax laws used to compute the amount are those that are enacted or substantively enacted by the date of the statement of financial position.

Deferred income tax
Deferred income tax is provided using the liability method on temporary differences at the date of the statement of financial position between the tax bases of assets and liabilities and their carrying amounts for financial reporting purposes.

Tanzanian Royalty Exploration Corporation Notes to the Unaudited Interim Condensed Consolidated Financial Statements For the Three and Six Month Periods Ended February 29, 2012 and February 28, 2011

4.	Summary of Significant Accounting Policies (continued)

4.6 Taxation (continued)

Deferred income tax liabilities are recognized for all taxable temporary differences, except:

• where the deferred income tax liability arises from the initial recognition of goodwill or of an asset or liability in a transaction that is not a business combination and, at the time of the transaction, affects neither the accounting profit nor taxable profit or loss; and

• in respect of taxable temporary differences associated with investments in subsidiaries, associates and interests in joint ventures, where the timing of the reversal of the temporary differences can be controlled and it is probable that the temporary differences will not reverse in the foreseeable future.

Deferred income tax assets are recognized for all deductible temporary differences, carry forward of unused tax credits and unused tax losses, to the extent that it is probable that taxable profit will be available against which the deductible temporary differences and the carry forward of unused tax credits and unused tax losses can be utilized except:

• where the deferred income tax asset relating to the deductible temporary difference arises from the initial recognition of an asset or liability in a transaction that is not a business combination and, at the time of the transaction, affects neither the accounting profit nor taxable profit or loss; and

• in respect of deductible temporary differences associated with investments in subsidiaries, associates and interests in joint ventures, deferred income tax assets are recognized only to the extent that it is probable that the temporary differences will reverse in the foreseeable future and taxable profit will be available against which the temporary differences can be utilized.

The carrying amount of deferred income tax assets is reviewed at each date of the statement of financial position and reduced to the extent that it is no longer probable that sufficient taxable profit will be available to allow all or part of the deferred income tax asset to be utilized. Unrecognized deferred income tax assets are reassessed at each date of the statement of financial position and are recognized to the extent that it has become probable that future taxable profit will allow the deferred tax asset to be recovered.

Deferred income tax assets and liabilities are measured at the tax rates that are expected to apply to the year when the asset is realized or the liability is settled, based on tax rates (and tax laws) that have been enacted or substantively enacted at the date of the statement of financial position.

Deferred income tax relating to items recognized directly in equity is recognized in equity and not in the statement of comprehensive income.

Deferred income tax assets and deferred income tax liabilities are offset if, and only if, a legally enforceable right exists to set off current tax assets against current tax liabilities and the deferred tax assets and liabilities relate to income taxes levied by the same taxation authority on either the same taxable entity or different taxable entities which intend to either settle current tax liabilities and assets on a net basis, or to realize the assets and settle the liabilities simultaneously, in each future period in which significant amounts of deferred tax assets or liabilities are expected to be settled or recovered.

Tanzanian Royalty Exploration Corporation Notes to the Unaudited Interim Condensed Consolidated Financial Statements For the Three and Six Month Periods Ended February 29, 2012 and February 28, 2011

4.	Summary of Significant Accounting Policies (continued)

4.7 Income (Loss) per share
The basic loss per share is computed by dividing the net loss by the weighted average number of common shares outstanding during the period. The diluted loss per share reflects the potential dilution of common share equivalents, such as outstanding restricted stock options and share purchase warrants, in the weighted average number of common shares outstanding during the year, if dilutive. The "treasury stock method" is used for the assumed proceeds upon the exercise of the options and warrants that are used to purchase common shares at the average market price during the year.

4.8 Financial assets
All financial assets are initially recorded at fair value and designated upon inception into one of the following four categories: held to maturity, available for sale, loans and-receivables or at fair value through profit or loss ("FVTPL").  The Company initially recognizes loans and receivables on the date they are originated.  All other financial assets are recognized on the trade date at which the Company becomes party to the contractual provisions of the instruments.

Subsequent to initial recognition, financial assets classified as FVTPL are measured at fair value with unrealized gains and losses recognized through earnings. The Company's other financial assets are classified as FVTPL.

Financial assets classified as loan and receivables and held to maturity are measured at amortized cost. The Company's cash and cash equivalents and trade and other receivables are classified as loans and-receivables.

Subsequent to initial recognition, financial assets classified as available for sale are measured at fair value with unrealized gains and losses recognized in other comprehensive income (loss) except for losses in value that are considered other than temporary. At February 29, 2012 the Company has not classified any financial assets as available for sale.

Transactions costs associated with FVTPL financial assets are expensed as incurred, while transaction costs associated with all other financial assets are included in the initial carrying amount of the asset.

The Company derecognizes a financial asset when the contractual rights to the cash flows from the asset expire, or it transfers the rights to receive the contractual cash flows on the financial asset in a transaction in which substantially all the rights and rewards of ownership of the financial asset are transferred.

4.9 Financial liabilities
All financial liabilities are initially recorded at fair value and designated upon inception as FVTPL or other financial liabilities on the trade date at which the Company becomes party to the contractual provisions of the instrument.

Financial liabilities classified as other financial liabilities are initially recognized at fair value less directly attributable transaction costs. After initial recognition, other financial-liabilities are subsequently measured at amortized cost using the effective interest method.  The effective interest method is a method of calculating the amortized cost of a financial liability and of allocating interest expense over the relevant period. The effective interest rate is the rate that exactly discounts estimated future cash payments through the expected life of the financial liability, or, where appropriate, a shorter period. The Company's trade and other payables and convertible debt are classified as other financial liabilities.

Financial liabilities classified as FVTPL include financial liabilities held for trading and financial liabilities designated upon initial recognition as FVTPL. Derivatives, including separated embedded derivatives are also classified as held for trading unless they are designated as effective hedging instruments. Fair value changes on financial liabilities classified as FVTPL are recognized through the statement of comprehensive income. At February 29, 2012 the Company's warrant liability has been classified as FVTPL.

Tanzanian Royalty Exploration Corporation Notes to the Unaudited Interim Condensed Consolidated Financial Statements For the Three and Six Month Periods Ended February 29, 2012 and February 28, 2011

4.	Summary of Significant Accounting Policies (continued)

4.9 Financial liabilities (continued)

The Company derecognizes a financial liability when its contractual obligations are discharged or cancelled, as they expire.

4.10 Impairment of financial assets

The Company assesses at each date of the statement of financial position whether a financial asset is impaired.

Assets carried at amortized cost
If there is objective evidence that an impairment loss on assets carried at amortized cost has been incurred, the amount of the loss is measured as the difference between the asset's carrying amount and the present value of estimated future cash flows discounted at the financial asset's original effective interest rate. The carrying amount of the asset is then reduced by the amount of the impairment. The amount of the loss is recognized in profit or loss.

If, in a subsequent period, the amount of the impairment loss decreases and the decrease can be related objectively to an event occurring after the impairment was recognized, the previously recognized impairment loss is reversed to the extent that the carrying value of the asset does not exceed what the amortized cost would have been had the impairment not been recognized. Any subsequent reversal of an impairment loss is recognized in profit or loss.

In relation to trade receivables, a provision for impairment is made and an impairment loss is recognized in profit and loss when there is objective evidence (such as the probability of insolvency or significant financial difficulties of the debtor) that the Company will not be able to collect all of the amounts due under the original terms of the invoice. The carrying amount of the receivable is reduced through use of an allowance account. Impaired debts are written off against the allowance account when they are assessed as uncollectible.

Available-for-sale
If an available for sale asset is impaired, an amount comprising the difference between its cost and its current fair value, less any impairment loss previously recognized in profit or loss, is transferred from equity to profit or loss. Reversals in respect of equity instruments classified as available for sale are not recognized in profit or loss.

4.11 Impairment of non-financial assets
At each date of the statement of financial position, the Company reviews the carrying amounts of its tangible and intangible assets to determine whether there is an indication that those assets have suffered an impairment loss. If any such indication exists, the recoverable amount of the asset is estimated in order to determine the extent of the impairment loss (if any). Where it is not possible to estimate the recoverable amount of an individual asset, the Company estimates the recoverable amount of the cash generating unit to which the assets belong.

Recoverable amount is the higher of fair value less costs to sell and value in use. In assessing value in use, the estimated future cash flows are discounted to their present value using a pre tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset.

If the recoverable amount of an asset (or cash generating unit) is estimated to be less than its carrying amount, the carrying amount of the asset (or cash generating unit) is reduced to its recoverable amount. An impairment loss is recognized immediately in the statement of comprehensive income, unless the relevant asset is carried at a re-valued amount, in which case the impairment loss is treated as a revaluation decrease.

Tanzanian Royalty Exploration Corporation Notes to the Unaudited Interim Condensed Consolidated Financial Statements For the Three and Six Month Periods Ended February 29, 2012 and February 28, 2011

4.	Summary of Significant Accounting Policies (continued)

4.11 Impairment of non-financial assets (continued)

Where an impairment loss subsequently reverses, the carrying amount of the asset (cash-generating unit) is increased to the revised estimate of its recoverable amount, but so that the increased carrying amount does not exceed the carrying amount that would have been determined had no impairment loss been recognized for the asset (or cash‐generating unit) in prior years.

4.12 Cash and cash equivalents
Cash and cash equivalents in the statement of financial position comprise cash at banks and on hand, and short term deposits with an original maturity of three months or less, which are readily convertible into a known amount of cash.

4.13 Related party transactions
Parties are considered to be related if one party has the ability, directly or indirectly, to control the other party or exercise significant influence over the other party in making financial and operating decisions. Parties are also considered to be related if they are subject to common control or common significant influence, related parties may be individuals or corporate entities. A transaction is considered to be a related party transaction when there is a transfer of resources or obligations between related parties. Related party transactions that are in the normal course of business and have commercial substance are measured at the exchange amount.

4.14 Foreign currency transactions

Functional and presentation currency

Items included in the financial statements of each of the Company's entities are measured using the currency of the primary economic environment in which the entity operates ("the functional currency"). The functional currency of the Company and such of its subsidiaries is the Canadian Dollar ("CDN"). The consolidated financial statements are presented in Canadian Dollars which is the Company's presentation currency.

Transactions and balances

Foreign currency transactions are translated into the functional currency using the exchange rates prevailing at the dates of the transactions or valuation where items are re-measured. Foreign exchange gains and losses resulting from the settlement of such transactions and from the translation at period-end exchange rates of monetary assets and liabilities denominated in foreign currencies are recognized in the statement of comprehensive income.

Subsidiary companies

The results and financial position of all the Company's subsidiary entities (none of which has the currency of a hyper-inflationary economy) that have a functional currency different from the presentation currency are translated into the presentation currency as follows:

•	assets and liabilities for each balance sheet presented are translated at the closing rate at the date of that balance sheet;
•
income and expenses for each income statement are translated at average exchange rates (unless this average is not a reasonable approximation of the cumulative effect of the rates prevailing on the transaction dates, in which case income and expenses are translated at the rate on the dates of the transactions); and

•	all resulting exchange differences are recognized in other comprehensive loss and the cumulative effect as a separate component of equity.

Tanzanian Royalty Exploration Corporation Notes to the Unaudited Interim Condensed Consolidated Financial Statements For the Three and Six Month Periods Ended February 29, 2012 and February 28, 2011

4.	Summary of Significant Accounting Policies (continued)

On consolidation, exchange differences arising from the translation of the net investment in foreign operations, and of borrowings and other currency instruments designated as hedges of such investments, are taken to other comprehensive loss and shareholders equity. When a foreign operation is partially disposed of or sold, exchange differences that were recorded in equity are recognized in the income statement as part of the gain or loss on sale.

4.15 Significant accounting judgments and estimates
The preparation of these consolidated financial statements requires management to make judgements and estimates and form assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and reported amounts of revenues and expenses during the reporting period. On an ongoing basis, management evaluates its judgements and estimates in relation to assets, liabilities, revenue and expenses.  Management uses historical experience and various other factors it believes to be reasonable under the given circumstances as the basis for its judgements and estimates.  Actual outcomes may differ from these estimates under different assumptions and conditions. The most significant estimates relate to asset retirement obligations; property, plant and equipment, valuation of warrant liability, recoverability of accounts receivable, valuation of deferred income tax amounts, impairment testing of mineral properties and deferred exploration and property, plant and equipment and the calculation of share‐based payments. The most significant judgements relate to recognition of deferred tax assets and liabilities, determination of the commencement of commercial production and the determination of the economic viability of a project or mineral property.

4.16 Inventory
Inventory consists of supplies for the Company's drilling rig to be consumed during the course of exploration development and operations. Cost represents the delivered price of the item.

5.	Mineral Properties

The Company explores or acquires gold or other precious metal concessions through its own efforts or through the efforts of its subsidiaries.  All of the Company's concessions are located in Tanzania.

The Company's mineral interests in Tanzania are initially held under prospecting licenses granted pursuant to the Mining Act, 2010 (Tanzania) for a period of up to four years, and are renewable two times for a period of up to two years each.  Annual rental fees for prospecting licenses are based on the total area of the license measured in square kilometres, multiplied by USD$40/sq.km for the initial period, $50/sq.km for the first renewal and $60/sq.km for the second renewal.  With each renewal at least 50% of the licensed area, if greater than 20 square kilometres, must be relinquished and if the Company wishes to keep the relinquished one-half portion, it must file a new application for the relinquished portion.  There is also an initial one-time "preparation fee" of USD$200.00 per license.  Upon renewal, there is a renewal fee of USD$100.00 per license.

The Company assessed the carrying value of mineral properties and deferred exploration costs as at February 29, 2012 and recorded a write-down of $1,231,067 during the six month period ended February 29, 2012 (2011 - $6,311)

The Company abandoned certain licenses not deemed cost effective and beneficial to the company future operations and wrote off associated costs.

Tanzanian Royalty Exploration Corporation Notes to the Unaudited Interim Condensed Consolidated Financial Statements For the Three and Six Month Periods Ended February 29, 2012 and February 28, 2011

5.	Mineral Properties (continued)

The continuity of expenditures on mineral properties is as follows:

	Itetemia (a)	Luhala (b)	Kigosi (c)	Lunguya (d)	Kanagele (e)	Tulawaka (f)	Ushirombo (g)	Mbogwe (h)	Biharamulu (i)	Buckreef (j)	Other (k)	Total

Balance, September 1, 2010	$5,945,934	$3,842,114	$11,524,827	$2,953,363	1,097,131	679,043	$246,303	$80,753	$169,396	$-	$3,417,162	$29,956,026
Exploration expenditures:
Camp, field supplies and travel	-	-	321,490	64,326	-	-	-	-	-	-	35,892	421,708
Exploration and field overhead	13,957	7,408	1,255,558	152,294	2,833	971	18,052	3,821	2,300	596,202	183,972	2,237,368
Geological consulting and field wages	-	-	22,331	-	-	-	-	-	-	-	-	22,331
Geophysical and geochemical	-	-	191,604	66,550	-	-	-	-	-	-	42	258,196
Property acquisition costs	25,870	-	234,910	-	55,882	15,595	-	-	-	3,822,521	259,706	4,414,484
Trenching and drilling	-	-	324,942	244,002	-	-	-	-	-	-	-	568,944
Recoveries	(162,702)	(121,896)	-	-	-	(600)	-	-	-	-	-	(285,198)
	(122,875)	(114,488)	2,350,835	527,172	58,715	15,966	18,052	3,821	2,300	4,418,723	479,612	7,637,883
	5,823,059	3,727,626	13,875,662	3,480,535	1,155,846	695,009	264,355	84,574	171,696	4,418,723	3,896,774	37,593,859
Write-offs	-	-	-	(68,189)	-	-	-	(2,535)	-	-	(3,774,840)	(3,845,564)
Balance, August 31, 2011	5,823,059	3,727,626	13,875,662	3,412,346	1,155,846	695,009	264,355	82,039	171,696	4,418,723	121,934	33,748,295
Exploration expenditures:
Camp, field supplies and travel	-	-	45,648	34,423	-	-	-	-	-	938,996	-	1,019,067
Exploration and field overhead	13,509	5,875	15,147	32,013	3,907	2,237	-	5,476	3,896	974,894	27,259	1,084,213
Geological consulting and field wages	-	-	-	-	-	-	-	-	-	-	-	-
Geophysical and geochemical	-	29,901	-	69,859	-	-	-	-	-	-	-	99,760
Property acquisition costs	12,352	-	3,831	13,700	-	16,822	-	-	-	-	12,864	59,569
Trenching and drilling	-	-	39,010	31,086	-	-	-	-	-	6,639	-	76,735
Recoveries	(54,228)	(5,194)	-	-	-	(24)	-	-	-	-	-	(59,446)
	(28,367)	30,582	103,636	181,081	3,907	19,035	-	5,476	3,896	1,920,529	40,123	2,279,898
	5,794,692	3,758,208	13,979,298	3,593,427	1,159,753	714,044	264,355	87,515	175,592	6,339,252	162,057	36,028,193
Write-offs	(45,714)	-	-	-	(258,911)	(312,635)	(264,355)	(11,803)	(175,592)	-	(162,057)	(1,231,067)
Balance, February 29, 2012	$5,748,978	$3,758,208	$13,979,298	$3,593,427	$900,842	$401,409	$-	$75,712	$-	$6,339,252	$-	$34,797,126

Tanzanian Royalty Exploration Corporation Notes to the Unaudited Interim Condensed Consolidated Financial Statements For the Three and Six Month Periods Ended February 29, 2012 and February 28, 2011

5.	Mineral Properties (continued)

(a) Itetemia Project:

Through prospecting and mining option agreements, the Company has options to acquire interests in several ltetemia property prospecting licenses.  The prospecting licenses comprising the Itetemia property are held by the Company; through the Company's subsidiaries, Tancan or Tanzam.  In the case of one prospecting license, Tancan acquired its interest pursuant to the State Mining Corporation ("Stamico") Venture Agreement, as amended June 18, 2001 and July 2005.

Stamico retains a 2% royalty interest as well as a right to earn back an additional 20% interest in the prospecting licence by meeting 20% of the costs required to place the property into production.  The Company retains the right to purchase one-half of Stamico's 2% royalty interest in exchange for USD$1,000,000.

The Company is required pay to Stamico an annual option fee of USD$25,000 per annum until commercial production.

As at February 29, 2012, one license is subject to an Option Agreement with Barrick Exploration Africa Ltd. (BEAL) (note 5(l)).

In January 2007, the Company concluded an Option and Royalty Agreement with Sloane over a portion of the Company's Itetemia Property.  Under the Option Agreement, the Company granted Sloane the right to earn a beneficial interest ranging from 90% to 100% in certain ltetemia prospecting licenses in the Lake Victoria greenstone belt of Tanzania.  In December 2011, Sloane returned the Itetemia licenses to the Company and the Option agreement was terminated.

During the six month period ended February 29, 2012, the Company did not abandon any licences in the area but wrote off $45,714 (years ended August 31, 2011 - nil; 2010 - nil).

(b) Luhala Project:

In January 2007, the Company concluded an Option Royalty Agreement with Sloane for its Luhala property.  Under the Option Agreement, the Company granted Sloane the right to earn a 100% beneficial interest in the Luhala Project.  In December 2011, Sloane returned the Luhala licenses to the Company and the Option Agreement was terminated.

During the six month period ended February 29, 2012, the Company did not abandon any licences in the area and no write-off was taken in this area (years ended August 31, 2011 - nil; 2010 - nil).

(c) Kigosi:

The Kigosi Project is principally located within the Kigosi Game Reserve controlled area.  Through prospecting and mining option agreements, the Company has options to acquire interests in several Kigosi prospecting licenses.

The Company entered into a Purchase and Sale Agreement with Ashanti Goldfields (Cayman) Limited (Ashanti) dated September 26, 2006 for the repurchase of its rights to the Kigosi property, including all related camp and equipment, along with the purchase of a non-associated property, the Dongo property, from Ashanti.

Tanzanian Royalty Exploration Corporation Notes to the Unaudited Interim Condensed Consolidated Financial Statements For the Three and Six Month Periods Ended February 29, 2012 and February 28, 2011

5.	Mineral Properties (continued)

(c) Kigosi: (continued)

The acquisition was satisfied by the issuance to Ashanti a total of 180,058 common shares of the Company in two tranches and subject to certain conditions set out below.  The two tranches consist of:  (i) the issuance of 160,052 common shares which were issued in consideration of the transfer to the Company of the Kigosi Rights, as defined in the Agreement; and (ii) subject to receipt of ministerial consent from the Tanzanian government to the transfer from Ashanti to the Company of the Dongo Rights, as defined in the Agreement, the issuance to Ashanti of 20,006 common shares of the Company.  On March 8, 2011 the second of two tranches of the acquisition was satisfied by the issuance to Ashanti of 20,006 common shares of the Company for the purchase of the Dongo property.

During the six month period ended February 29, 2012, the Company did not abandon any licences in the area therefore no write off was taken for this property (years ended August 31, 2011 - nil; 2010 - nil).

(d) Lunguya:

During the six month period ended February 29, 2012, the Company abandoned three licenses in the area and wrote off $nil for this property (years ended August 31, 2011 - $68,189; 2010 - nil).

(e) Kanagele:

During the six month period ended February 29, 2012, the Company did not abandon any licences in the area and wrote off $258,911 for this property (years ended August 31, 2011 - nil; 2010 - $246,546).

(f) Tulawaka:

The Company owns or has options to acquire interests ranging from 65% to 90% in the licences through prospecting and option agreements.  Three licences in the Tulawaka area are subject to an option agreement with MDN Inc. (MDN) (note 5(m)).

During the six month period ended February 29, 2012, the Company did not abandon any licences in the area and wrote off $312,635 for this property (years ended August 31, 2011 - nil; 2010 - nil).

(g) Ushirombo:

During the six month period ended February 29, 2012, the Company did not abandon any licences in the area but wrote off $264,355 in this area (years ended August 31, 2011 - nil; 2010 - nil).

(h) Mbogwe:

During the six month period ended February 29, 2012, the Company abandoned three licences in the area and wrote off $11,803 for this property (years ended August 31, 2011 - $2,535 ; 2010 - $nil).

(i) Biharamulo:

Five Biharamulo licences are subject to the option agreement with MDN (note 5(m)).

During the six month period ended February 29, 2012, the Company did not abandon any licences in the area but wrote off $175,592 for this property (years ended August 31, 2011 - nil; 2010 - nil).

Tanzanian Royalty Exploration Corporation Notes to the Unaudited Interim Condensed Consolidated Financial Statements For the Three and Six Month Periods Ended February 29, 2012 and February 28, 2011

5.	Mineral Properties (continued)

(j) Buckreef Gold Project:

On December 21, 2010, the Company announced it was the successful bidder for the Buckreef Gold Mine Re-development Project in northern Tanzania (the Buckreef Project).  Pursuant to the terms of the heads of agreement dated December 16, 2010, the Company paid USD $3,000,000 to Stamico in consideration of the transaction.  On October 25, 2011, a Definitive Joint Venture Agreement was entered into with Stamico for the development of the Buckreef Gold Project.  Through its wholly-owned subsidiary, Tanzania American International Development Corporation 2000 Limited (Tanzam), the Company will hold a 55% interest in the joint venture company, Buckreef Gold Company Limited, with Stamico holding the remaining 45%.

The Company has 100% control over all aspects of the venture. In accordance with the JV agreement, the company has to arrange financing, incur expenditure, make every decision and operate the mine eventually. The JV agreement states that Stamico has delivered all information concerning titles for the for Buckreef Gold Mine areas, Rwamgaza and Buziba. The Company obligations and commitments include completing preliminary economic assessment, feasibility study and mine development. Stamico's involvement is to contribute the licences and rights to the property and received a 45% interest in Buckreef Gold. The Company has no other obligations to Stamico, until it reaches production stage and will have to pay 45% of the net income generated.

There is supervisory board made up of 4 directors of Tanzam and 3 of Stamico who will be updated with periodic reports and review major decisions. On going forward basis, the Company will report Buckreef Gold same as other subsidiaries and will provide management report updates internally. Year end will be elected to be similar to the Company. Amounts paid to Stamico and subsequent expenditure on the property were capitalized under Mineral properties and reported under Buckreef Gold.

(k) Other properties:

The Company has options to acquire interests in their other properties.  To maintain these options and licences, the Company must make the following future payments:

USD$

2012	18,000
2013	19,000

During the six month period ended February 29, 2012, the Company abandoned certain licences in the areas and wrote off $162,057 (Year ended August 31, 2011 - $3,774,837; 2010 - $10,464) of costs related to the abandoned area located within the other properties category.

(l) Option Agreement with BEAL:

BEAL had the option to acquire the total rights, titles, and interests of the Company in prospecting licences in various properties, herein called the BEAL project. In exchange for this option, BEAL paid USD$100 to the Company.  To maintain and exercise the option, BEAL was required to incur USD$250,000 in exploration and development costs on the BEAL project within a year of closing the agreement (completed), and thereafter, BEAL must expend USD$50,000 each year for each retained prospecting licence.  In addition, BEAL must make USD$40,000 annual payments to the Company for each retained prospecting licences in December 2006 and subsequent years.

Within thirty days after commercial production, BEAL must pay the Company USD$1,000,000 and an additional USD$1,000,000 on each of the next two years.  BEAL will also pay the owner of the licence 1.5% of net smelter returns.

The Company has received from BEAL notices of relinquishment for all rights, titles and interests in all but one prospecting license included in the Option Agreement, which is located at Itetemia.

Tanzanian Royalty Exploration Corporation Notes to the Unaudited Interim Condensed Consolidated Financial Statements For the Three and Six Month Periods Ended February 29, 2012 and February 28, 2011

5.	Mineral Properties (continued)

(m) Option Agreement with MDN:

On January 20, 2003, as amended on March 18, 2003 and January 9, 2007, the Company entered into an agreement with MDN granting MDN the exclusive option to acquire the total rights, titles, and interests of the Company in certain prospecting licences.  To maintain and exercise the option, MDN has made annual payments for each retained prospecting licence, incurred minimum exploration and development expenditures and certain drilling requirements undertake all obligations of the Company in respect of the licences and was to complete a feasibility study by December 31, 2009.  Upon exercise of the option, the Company shall retain a net smelter return royalty fluctuating between 0.5% to 2.0% depending on the price of gold.  On November 11, 2009, the Company was advised by MDN that a feasibility study and production decision would not be made by December 31, 2009.  In consideration for a second extension of the feasibility study and production decision date to December 31, 2010, MDN issued 125,000 common shares of MDN to the Company.  The prospecting licences under option to MDN are located at Biharamulo and Tulawaka.

(n) Option Agreement with Kazakh Africa Mining Ltd. (Kazakh):

In January 2009, the Company signed an Option and Royalty Agreement with Kazakh over the Company's Mwadui Project area diamond prospecting licenses and applications located in the Lake Victoria Greenstone Belt of Tanzania.  Kazakh has the option to acquire a 100% interest in the licenses by fulfilling various option payments over a 72-month period, whereby the Company will then receive a gross overriding royalty of 1.5% on all diamonds sold, and a net smelter returns royalty of up to 2.0% on any other minerals produced.  On August 7, 2011 the Company gave Kazakh notice of default for non-payment of overdue amounts under the option and royalty agreement.  On September 5, 2011 the option rights of Kazakh were terminated.

(o) Option Agreement with Songshan Mining Co. Ltd., a corporation based in the People's Republic of China (Songshan):

On February 25, 2009, the Company entered into an Option and Royalty Option Agreement with Songshan, granting Songshan an option to acquire a 100% interest in the Company's 26 Kabanga nickel licenses and applications located in northwestern Tanzania, by completing certain exploration work over a period of three years, and then making a production decision, subject to a 3% net smeller royalty reserved in favor of the Company.  In January 2010, Jinchuan Mining, a Chinese metals company, concluded an agreement with Songshan to participate in the exploration and development of the Kabanga nickel properties.  Jinchuan Mining has agreed to act as operator and hold complete financial responsibility for all exploration activities on the nickel exploration licences.

Tanzanian Royalty Exploration Corporation Notes to the Unaudited Interim Condensed Consolidated Financial Statements For the Three and Six Month Periods Ended February 29, 2012 and February 28, 2011

6.      Property, plant and equipment

	Drilling equipment	Automotive	Computer Equipment	Machinery and equipment	Leasehold improvements	Total
Cost
As at September 1, 2010	$464,487	$382,468	$120,597	$780,394	$5,594	$1,753,540
Additions	-	84,541	45,962	660,666	-	791,169
Disposals	(77,774)	(28,973)	-	-	(1,125)	(107,872)
As at August 31, 2011	386,713	438,036	166,559	1,441,060	4,469	2,436,837
Additions	-	-	13,272	38,182	84,045	135,499
Disposals	-	-	(66,320)	(7,287)	-	(73,607)
As at February 29, 2012	$386,713	$438,036	$113,511	$1,471,955	$88,514	$2,498,729

Accumulated depreciation
As at September 1, 2010	$199,997	$164,527	$81,715	$209,309	$5,222	$660,770
Depreciation expense	91,887	51,744	32,851	243,740	111	420,333
Removed on disposal of asset	(65,887)	(24,545)	-	-	(864)	(91,296)
As at August 31, 2011	225,997	191,726	114,566	453,049	4,469	989,807
Amortization expense	34,917	30,223	8,920	133,562	8,404	216,026
Disposals	-	-	(66,320)	(7,287)	-	(73,607)
As at February 29, 2012	$260,914	$221,949	$57,166	$579,324	$12,873	$1,132,226
Net book value
As at September 1, 2010	$264,490	$113,438	$38,882	$571,085	$372	$1,092,770
As at August 31, 2011	$160,716	$246,310	$51,993	$988,011	$-	$1,447,030
As at February 29, 2012	$125,799	$216,087	$56,345	$892,631	$75,641	$1,366,503

Tanzanian Royalty Exploration Corporation Notes to the Unaudited Interim Condensed Consolidated Financial Statements For the Three and Six Month Periods Ended February 29, 2012 and February 28, 2011

7.	Convertible Debt

(i)	February 29, 2012:

	August 2010	September 2010	October 2010	Total

Gross proceeds at inception	$1,000,000	$1,000,000	$1,060,000	$3,060,000
Fair value of liability portion	965,375	965,375	1,023,297	2,954,047
Fair value of equity portion	34,625	34,625	36,703	105,953

Liability portion of convertible debt:
Initial fair value of debt component	$ 965,375	$ 965,375	$ 1,023,297	$ 2,954,047
Issuance costs	(111,160)	(3,359)	(22,413)	(136,932)
Accretion expense	101,523	60,309	63,656	225,488
Interest paid	(36,164)	(30,000)	(31,800)	(97,964)
Conversion into common shares	(919,574)	-	-	(919,574)

Closing balance of liability portion	$ -	$992,325	$1,032,740	$2,025,065

Equity portion of convertible debt:
Opening balance	$ -	$ -	$ -	$ -
Initial fair value of debt component	34,625	34,625	36,703	126,956
Issuance costs	(3,987)	(120)	(804)	(4,911)
Conversion into common shares	(30,638)	-	-	(30,638)

Closing balance of equity portion	$ -	$ 34,505	$ 35,899	$ 70,404

(ii)	August 31, 2011:

	May 2010	August 2010	September 2010	October 2010	Total

Gross proceeds at inception	$1,000,000	$1,000,000	$1,000,000	$1,060,000	$4,060,000
Fair value of liability portion	978,997	965,375	965,375	1,023,297	3,933,049
Fair value of equity portion	21,003	34,625	34,625	36,703	126,956

Liability portion of convertible debt:
Opening balance	-	-	-	-	-
Initial fair value of debt component	978,997	965,375	965,375	1,023,297	3,933,044
Issuance costs	(14,996)	(111,160)	(3,359)	(22,413)	(151,928)
Accretion expense	33,137	85,534	39,369	46,022	204,062
Interest paid	(26,712)	(30,000)	-	-	(56,712)
Conversion into common shares	(970,426)	-	-	-	(970,426)

Closing balance of liability portion	$ -	$ 909,749	$1,001,385	$1,046,906	$2,958,039

Equity portion of convertible debt:
Opening balance	$ -	$ -	$ -	$ -	$ -
Initial fair value of debt component	21,003	34,625	34,625	36,703	126,956
Issuance costs	(332)	(3,987)	(120)	(804)	(5,243)
Conversion into common shares	(20,681)	-	-	-	(20,681)

Closing balance of equity portion	$ -	$ 30,638	$ 34,505	$ 35,899	$ 101,032

Tanzanian Royalty Exploration Corporation Notes to the Unaudited Interim Condensed Consolidated Financial Statements For the Three and Six Month Periods Ended February 29, 2012 and February 28, 2011

7.	Convertible Debt (continued)

(iii)	September 1, 2010:

	May 2010	August 2010	Total

Gross proceeds at inception	$1,000,000	$1,000,000	$$2,000,000
Fair value of liability portion	978,997	965,375	1,944,372
Fair value of equity portion	21,003	34,625	55,628

Liability portion of convertible debt:
Opening balance	-	-	-
Initial fair value of debt component	978,997	965,375	1,944,372
Issuance costs	(14,996)	(111,160)	(126,156)
Accretion expense	12,540	10,470	23,010
Interest paid	-	-	-
Conversion into common shares	-	-	-

Closing balance of liability portion	$976,541	$864,685	$1,841,226

Equity portion of convertible debt:
Opening balance	$-	$-	$-
Initial fair value of debt component	21,003	34,625	55,628
Issuance costs	(322)	(3,987)	(4,309)
Conversion into common shares	-	-	-

Closing balance of equity portion	$20,681	$30,638	$51,319

On May 28, 2010, the Company issued a three-year convertible promissory note to an arm's length third party in the principal amount of $1,000,000 bearing interest at 3% and convertible into 222,173 common shares at a price of $4.501 per share.  A bonus of 25,000 common shares will be payable if the note is converted into common shares by October 11, 2011.  On April 1, 2011, this Promissory Note was converted into 222,173 common shares at a price of $4.501 per share and the 25,000 bonus common shares were issued.

On August 17, 2010, the Company issued a three-year convertible promissory note to an arm's length third party, in the principal amount of $1,000,000 bearing interest at 3% and convertible into 255,484 common shares at a price of $4.286 per share.  The agreement charged finance and commitment fees of $95,000 which was paid by issuing 22,166 common shares.  These shares will be refundable to the Company if the remaining principal is not fully converted into common shares by December 9, 2011. In September 2011, the loan was converted into 233,318 shares (see note 9).

On September 23, 2010 the Company completed a private placement with an arm's length third party consisting of a three-year convertible promissory note in the principal amount of $1,000,000 bearing interest at 3% and convertible into 221,337 common shares at the price of $4.518 per share.

On October 4, 2010 the Company completed a private placement with arm's length third parties consisting of three-year convertible promissory notes in the aggregate principal amount of $1,060,000 bearing interest at 3% and convertible into 204,772 common shares at the price of $5.1765 per share.

Each of the convertible debentures includes a conversion feature.  The Company determined a fair value of the financial liability by obtaining independent bank rates of 3.75% for the May 2010 debt and 4.25% for the August,  September and October 2010 debt, assuming a three-year expected life and assigned the residual value of all debts to the equity conversion feature in the amount of $126,956.  Total transaction costs for all debt agreements were $157,171 of which $5,243 was allocated to the equity component, which aggregated to $101,032.

Tanzanian Royalty Exploration Corporation Notes to the Unaudited Interim Condensed Consolidated Financial Statements For the Three and Six Month Periods Ended February 29, 2012 and February 28, 2011

8.      Other financial assets

Other financial assets are comprised of shares of publicly traded companies.  As at February 29, 2012, these fair value through profit and loss investments have been measured at their fair value of $23,100 (August 31, 2011 - $29,400). The impact to the consolidated financial statements of this revaluation to market value resulted in a $6,300 loss (2011 - $6,300 gain) as market values of these securities decreased (2011 - increased) in the period.

9.	Capital Stock

Share Capital
The Company's Restated Articles of Incorporation authorize the Company to issue an unlimited number of common shares.  As of February 29, 2012 the Board resolved that the Company authorize for issuance up to a maximum of 115,000,000 common shares, subject to further resolutions of the Company's board of directors.

	Number	Amount ($)
Balance at September 1, 2010	91,415,459	$72,855,310
Issued for cash:
Issued for private placements, net of share issue costs	2,532,119	12,912,783
Issued for prospectus, net of share issue costs	5,263,158	21,617,679
Issued pursuant to share subscriptions agreement	144,430	800,000
Issued pursuant to Restricted Shares Unit Plan	136,408	681,339
Issued on conversion of convertible debt	247,173	971,107
Issued for non-cash consideration:
Property acquisition	20,006	97,035
Balance at August 31, 2011	99,758,753	109,935,253
Issued on conversion of convertible debt	233,318	950,213
Issued for finder's fee	25,000	65,475
Issued pursuant to Restricted Share Unit Plan	4,783	33,003
Balance at February 29, 2012	100,021,854	$110,983,944

On September 7, 2010 the Company completed an $800,000 private placement pursuant to a subscription agreement dated August 24, 2010 with the Company's President and CEO for 144,430 common shares at a price of $5.539 per share.

On November 5, 2010 the Company completed $4,841,600 private placements with arm's length third parties for an aggregate 800,000 common shares at the price of $6.052 per share and an aggregate 200,000 common share purchase warrants exercisable at the price of $7.309 per share and expiring on October 20, 2012.  In addition, the Company paid a finder's fee of 64,000 common shares at the subscription price of $6.052 per share to arm's length third parties.

On November 23, 2010 the Company completed a $5,000,000 private placement with an arm's length third party for 851,209 common shares at the price of $5.874 per share and 212,802 common share purchase warrants exercisable at the price of $7.05 per share and expiring on November 9, 2012.  In addition, the Company paid a finder's fee of 68,097 common shares at the subscription price of $5.874 per share to arm's length third parties.

On January 31, 2011 the Company completed a $4,049,110 private placement with an arm's length third party for 690,150 common shares at a price of $5.867 per share and 172,538 common share purchase warrants exercisable at the price of $6.903 per share expiring on December 22, 2012.  In addition, the Company paid a finder's fee of 58,663 common shares at the subscription price of $5.867 per share to an arm's length third party.

Tanzanian Royalty Exploration Corporation Notes to the Unaudited Interim Condensed Consolidated Financial Statements For the Three and Six Month Periods Ended February 29, 2012 and February 28, 2011

9.	Capital Stock (continued)

On August 12, 2011, the Company completed an equity financing with an arm's length third party for 5,263,158 units at a price of USD$5.70 per unit for gross proceeds of USD$30 million.  Each unit consisted of one common share of the company and one common share purchase warrant.  Each warrant entitles the holder to acquire one common share at an exercise price of USD$6.25 for a period of two years following the closing date.  In addition, the Company issued to the Underwriter 368,421 compensation options, each exercisable to acquire one common share at a price of USD$5.91 for a period of two years.

On January 25, 2012 the Company issued 25,000 common shares at a price of $2.619 per share to an arm's length third party in satisfaction of finder's services provided to the Company in connection with a previous transaction.

The following table summarizes the weighted average assumptions used with the Black-Scholes valuation model for the determination of the fair value of the warrants and broker warrants granted during the year ended August 31, 2011:

	Nov. 5, 2010	Nov. 23, 2010	Jan. 31, 2011	Aug. 12, 2011	Aug. 12, 2011	Total
Number of warrants	200,000	212,802	172,538	5,263,158	368,421	6,216,919
Exercise price ($)	7.309	7.05	6.903	USD 6.25	USD 5.91
Expected volatility	62%	59%	52%	35%	35%
Risk-free interest rate	1.45%	1.64%	1.64%	1.12%	1.12%
Expected life (days)	715	715	690	711	711
Dividend yield	0	0	0	0	0
Fair value of warrants	$345,900	$640,979	$232,314	$4,567,128	$434,798	$6,221,119

Foreign currency denominated warrants are considered a derivative as they are not indexed solely to the entity's own stock.  The Company's functional currency is the Canadian dollar as such, the warrants whose exercise price is denominated in US dollars have been recorded under liabilities and carried at fair value as determined by the Black-Scholes option pricing model, with changes in fair values recorded as gains or losses in the statements of comprehensive loss.

The initial value of the warrants issued on August 12, 2011 was recorded using the Black Scholes model, net of issue costs of $5,830,889.

As of August 31, 2011, the warrants were revalued at $6,168,325 and the increase in value of $337,436 was recorded as a loss in the statement of comprehensive loss during the year ended August 31, 2011.

Effective December 7, 2011 the exercise price of 5,263,158 common share purchase warrants was reduced from USD$6.25 to USD$4.00 and the term of the warrants was extended one year to expire August 12, 2014. In addition, if the weighted average trading price of the common shares increases to USD$6.50 after March 11, 2012, the company will be entitled to require that the holders exercise the warrants, failing which the warrants will terminate. 368,421 compensation warrants issued under the prospectus financing have been amended in the same manner and re-priced from USD$5.91 to USD$4.00. The modification of the warrants resulted in the increase in warrant liability above.

Effective January 25, 2012 the exercise price of 125,000 common share purchase warrants was reduced from C$7.309 to USD$4.00, and the term of the warrants was extended one year to expire October 20, 2013. In addition, if the weighted average trading price of the common shares increases to USD$6.50 after April 12, 2012, the Company will be entitled to require that the holders exercise the warrants, failing which the warrants will terminate. The warrants are held by an arm's length investor.  The result of the modification resulted in the new foreign currency denominated warrants being considered a derivative as they are not indexed solely to the entity's own stock.  The warrants were transferred from reserve for warrants to liabilities and were accounted for and included in the calculation of the warrant liability.

Tanzanian Royalty Exploration Corporation Notes to the Unaudited Interim Condensed Consolidated Financial Statements For the Three and Six Month Periods Ended February 29, 2012 and February 28, 2011

9.	Capital Stock (continued)

During the six month period ended February 29, 2012, the value of the warrants increased to $8,134,000 as a result of the re-pricing of certain warrants and changes in fair value of warrants during the period.  The increase in value of $1,749,487 was recorded as a loss in the statement of comprehensive loss.  During the six month period, warrants originally exerciseable at $7.309 CDN were re-priced to $4.00 USD thus resulting in a reclassification of $216,188 from reserve for warrants to warrant liability bringing the total increase to $1,965,675 on revaluation of warrants liability to $8,134,000 at February 29, 2012 from $6,168,325 as at August 31, 2011.

Warrants and compensation options:

At February 29, 2012, the following warrants and compensation options were outstanding:

	Number of Warrants	Exercise price	Expiry date
Private placement November 5, 2010	125,000	US$4.00	October 20, 2013
Private placement November 5, 2010	75,000	$7.309	October 20, 2012
Private placement November 23, 2010	212,802	$7.05	November 9, 2012
Private placement January 31, 2011	172,538	$6.903	December 22, 2012
Equity financing August 12, 2011	5,263,158	USD$4.00	August 12, 2014
Equity financing compensation options August 12, 2011	368,421	USD$4.00	August 12, 2014

Balance, February 29, 2012	6,216,919	-	-

Employee stock ownership plan:

On May 1, 2003, the Company established a non-leveraged employee stock ownership plan (ESOP) for all eligible employees, consultants, and directors.  The Company matches 100 percent of participants' contributions up to 5 percent of the participants' salaries and 50 percent of participants' contributions between 6 percent and 30 percent of the participants' salaries.  All contributions vest immediately.  ESOP compensation expense for the six month period ended February 29, 2012 was $37,644 (2011 - $52,926) and is included in salaries and benefits expense.

Tanzanian Royalty Exploration Corporation Notes to the Unaudited Interim Condensed Consolidated Financial Statements For the Three and Six Month Periods Ended February 29, 2012 and February 28, 2011

9.	Capital Stock (continued)

Restricted share units:

The Restricted Stock Unit Plan (RSU Plan) is intended to enhance the Company's and its affiliates' abilities to attract and retain highly qualified officers, directors, key employees and other persons, and to motivate such officers, directors, key employees and other persons to serve the Company and its affiliates and to expend maximum effort to improve the business results and earnings of the Company, by providing to such persons an opportunity to acquire or increase a direct proprietary interest in the operations and future success of the Company.  To this end, the RSU Plan provides for the grant of restricted stock units (RSUs).  Each RSU represents an entitlement to one common share of the Company, upon vesting.  As of November 24, 2010 the Board resolved to suspend 1,800,000 of the 2,500,000 common shares previously authorized for issuance under the RSU Plan, such that a maximum of 700,000 shares shall be authorized for issuance under the RSU Plan, until such suspension may be lifted or further amended.  RSU awards may, but need not, be subject to performance incentives to reward attainment of annual or long-term performance goals in accordance with the terms of the RSU Plan.  Any such performance goals are specified in the Award Agreement.

The Board of Directors implemented the RSU Plan under which officers, directors, employees and others are compensated for their services to the Company.  Annual compensation for directors is $68,750 per year, plus $6,875 per year for serving on Committees, plus $3,437 per year for serving as Chair of a Committee.  At the election of each individual director, up to one-third of the annual compensation may be received in cash, paid quarterly.  The remainder of the director's annual compensation (at least two-thirds, and up to 100%) will be awarded as RSUs in accordance with the terms of the RSU Plan and shall vest within a minimum of one (1) year and a maximum of three (3) years, at the election of the director, subject to the conditions of the RSU Plan with respect to earlier vesting.   In 2011 outside directors had the option to elect to receive 100% of their compensation in RSUs.  If 100% compensation in RSUs elected, the compensation on which the number of RSUs granted in excess of the required two-thirds shall be increased by 20%.

The Company uses fair value of the method to recognize the obligation and compensation expense associated with the RSU's. The fair value of RSU's issued is determined on the grant date based on the market price of the common shares on the grant date multiplied by the number of RSUs granted. The fair value is expensed over the vesting term on a graded vesting basis. Upon redemption of the RSU the carrying amount is recorded as an increase in common share capital and a reduction in the share based payment reserve.

The Company has a RSU Plan which allows the Company to issue RSU's which are redeemable for the issue of common shares at prevailing market prices on the date of the RSU grant. The aggregate number of RSU's and stock options outstanding is limited to a maximum of ten percent of the outstanding common shares. The Company has granted RSU's to officers and key employees.

Of the 700,000 shares authorized for issuance under the Plan, 453,970 shares have been issued as at February 29, 2012.

Total stock-based compensation expense related to the issue of RSUs was $315,804 for the six months ended February 29, 2012 (2011 - $650,961).

The following table summarizes changes in the number of RSU's outstanding:

Number of RSU's		Weighted average fair value at issue date
Balance, August 31, 2011	440,932	$1.21
Granted	-	-
Redeemed for common shares	(4,783)	-
Forfeited - unvested	(72,677)	1.20
Balance, February 29, 2012	363,472	$1.21

Tanzanian Royalty Exploration Corporation Notes to the Unaudited Interim Condensed Consolidated Financial Statements For the Three and Six Month Periods Ended February 29, 2012 and February 28, 2011

10.	Reserve for warrants

Period/year ended	February 29, 2012	August 31, 2011	September 1, 2010
Balance at beginning of period/year	$919,192	$-	$-
Warrants issued	-	919,192	-
Transfer of warrants to warrant liability	(216,188)	-	-
Balance at end of period/year	$703,004	$919,192	$-

11.	Reserve for share based payments

Period/year ended	February 29, 2012	August 31, 2011	September 1, 2010
Balance at beginning of period/year	$ 729,010	$ 707,045	$ 508,617
Shares issued pursuant to RSU plan	(33,003)	(681,438)	(68,752)
Issued on conversion of convertible debt	(30,638)	(20,861)	-
Equity conversion value for convertible debt	-	70,404	-
RSU shares forfeited	(141,402)	(13,062)	-
Share based compensation	346,451	666,922	267,180
Balance at end of period/year	$ 870,418	$ 729,010	$ 707,045

12.   Related Party Transactions

The Company engages a legal firm for professional services in which one of the Company's directors is a partner.  During the six month period ended February 29, 2012, the legal expense charged by the firm was $570,890 (2011 - $218,993).

During the six month period ended February 29, 2012, $75,467 (2011 - $82,866) was paid or payable by the Company to directors as consulting fee for serving on the Technical Committee.

During the six month period ended February 29, 2012, USD$4,000 (2011 - USD$4,800) was paid to a company associated with the Company's Chairman and COO for office rental.

On September 7, 2010 the Company completed an $800,000 private placement pursuant to a subscription agreement dated August 24, 2010 with the Company's President and CEO for 144,430 common shares at a price of $5.539 per share.

On February 1, 2011 the Audit Committee approved a loan agreement (the Loan Agreement) with Joseph Kahama (Kahama), the Chairman and COO (Tanzania) of the Company, providing for a six month loan from the Company to Kahama in the principal amount of USD$100,000 on arm's length commercial terms, bearing interest at the prime rate charged by the Company's bankers, determined monthly (the Loan).  Mr. Kahama repaid the loan principal plus interest on August 8, 2011.  Upon further review, the Board has determined that the Kahama loan was inadvertently not in compliance with Sarbanes-Oxley.  As a result, the Board has reviewed its corporate governance procedures with US counsel and has taken corrective action.

At February 29, 2012, the Company has a receivable of $23,310 from the Company's President and CEO.  At August 31, 2011, the Company had a receivable of $7,214.

The above transactions were in the normal course of operations and were measured at the exchange amount which is the amount agreed to by the related parties.

Tanzanian Royalty Exploration Corporation Notes to the Unaudited Interim Condensed Consolidated Financial Statements For the Three and Six Month Periods Ended February 29, 2012 and February 28, 2011

13.      Management of Capital

The Company's objective when managing capital is to obtain adequate levels of funding to support its exploration activities, to obtain corporate and administrative functions necessary to support organizational functioning and obtain sufficient funding to further the identification and development of precious metals deposits.

The Company manages its capital structure and makes adjustments to it, based on the funds available to the Company, in order to support the acquisition, exploration and development of mineral properties. The Board of Directors does not establish quantitative return on capital criteria for management, but rather relies on the expertise of the Company's management to sustain future development of the business. The Company defines capital to include its shareholders' equity. In order to carry out the planned exploration and pay for administrative costs, the Company will spend its existing working capital and raise additional amounts as needed. The Company will continue to assess new properties and seek to acquire an interest in additional properties if it feels there is sufficient geologic or economic potential and if it has adequate financial resources to do so. Management reviews its capital management approach on an ongoing basis and believes that this approach, given the relative size of the Company, is reasonable. There were no changes in the Company's approach to capital management during the period ended February 29, 2012. The Company is not subject to externally imposed capital requirements.

The Company considers its capital to be shareholders' equity, which is comprised of capital stock, reserves, and deficit, which as at February 29, 2012 totaled $51,787,342 (August 31, 2011 - $56,510,601).

The Company raises capital, as necessary, to meet its needs and take advantage of perceived opportunities and, therefore, does not have a numeric target for its capital structure.  Funds are primarily secured through equity capital raised by way of private placements.  There can be no assurance that the Company will be able to continue raising equity capital in this manner.

Management reviews its capital management approach on an ongoing basis and believes that this approach, given the relative size of the Company, is reasonable.

The Company invests all capital that is surplus to its immediate operational needs in short term, liquid and highly rated financial instruments, such as cash, and short term guarantee deposits, all held with major Canadian financial institutions.

14.      Financial Instruments

Fair Value of Financial Instruments
The Company designated its other financial assets, cash and cash equivalents and warrant liability as FVTPL, which are measured at fair value.  Fair value of other financial assets and warrant liability is determined based on transaction value and is categorized as Level 1 measurement.  Trade and other receivables and cash and cash equivalents are classified as loans and receivables, which are measured at amortized cost.  Trade and other payables and convertible debt are classified as other financial liabilities, which are measured at amortized cost.  Fair value of Trade and other payables and convertible debt are determined from transaction values that are not based on observable market data.  Fair values of these financial instruments are based on Level 3 measurements.

The carrying value of the Company's cash and cash equivalents, trade and other receivables, trade and other payables approximate their fair value due to the relatively short term nature of these instruments.

Fair value estimates are made at a specific point in time, based on relevant market information and information about financial instruments.  These estimates are subject to and involve uncertainties and matters of significant judgment, therefore cannot be determined with precision.  Changes in assumptions could significantly affect the estimates.

Tanzanian Royalty Exploration Corporation Notes to the Unaudited Interim Condensed Consolidated Financial Statements For the Three and Six Month Periods Ended February 29, 2012 and February 28, 2011

14. Financial Instruments (continued)

A summary of the Company's risk exposures as they relate to financial instruments are reflected below:

Credit Risk
Credit risk is the risk of an unexpected loss if a third party to a financial instrument fails to meet its contractual obligations.  The Company is subject to credit risk on the cash balances at the bank, its short-term bank investments and accounts and other receivables.  The Company's cash and cash equivalents and short-term bank investments are with Schedule 1 banks or equivalents.  The accounts and other receivables consist of GST/HST receivable from the Custom Revenue Agency and due from the CEO.

Interest Rate Risk
Interest rate risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in market interest rate.  The Company's bank accounts earn interest income at variable rates.  The Company's future interest income is exposed to changes in short-term rates.

The Company's convertible debt fair value is based on market interest rate.  As at February 29, 2012 the fair value of the convertible debt agreements did not differ materially from their carrying value.

Liquidity Risk
The Company's approach to managing liquidity risk is to ensure that it will have sufficient liquidity to meet liabilities when due.  As at February 29, 2012, the Company had current assets of $26,856,767 (August 31, 2011 - $32,922,378) and current liabilities of $1,073,989 (August 31, 2011 - $2,471,199).  All of the Company's financial liabilities and receivables have contractual maturities of less than 90 days and are subject to normal trade terms.  Current working capital of the Company is $25,782,778 (August 31, 2011 - $30,451,179).

Foreign Currency Risk

The Company is exposed to the financial risk related to the fluctuation of foreign exchange rates.  The Company has offices in Canada, USA, and Tanzania, but holds cash mainly in Canadian and United States currencies.  A significant change in the currency exchange rates between the Canadian dollar relative to US dollar and Tanzanian shillings could have an effect on the Company's results of operations, financial position, or cash flows.  At February 29, 2012, the Company had no hedging agreements in place with respect to foreign exchange rates.  As a majority of the funds of the Company are held in Canadian currencies, the change in the Canadian dollar against United states dollar risk is not deemed material at February 29, 2012.

15. Prepaid expenses

	February 29, 2012	August 31, 2011	September 1, 2010

Insurance	$ 21,620	$ 29,061	$ 13,144
Listing fees	39,508	41,921	32,749
Other	20,034	12,873	14,469
Total prepaid expenses	$ 81,162	$ 83,855	$ 60,362

Tanzanian Royalty Exploration Corporation Notes to the Unaudited Interim Condensed Consolidated Financial Statements For the Three and Six Month Periods Ended February 29, 2012 and February 28, 2011

16. Trade and other receivables

The Company's trade and other receivables arise from two main sources: trade receivables due from related parties and harmonized services tax ("HST") and value added tax ("VAT") receivable from government taxation authorities. These are broken down as follows:

	February 29, 2012	August 31, 2011	September 1, 2010

Receivable from related parties	$ 28,881	$ 33,610	$ 43,507
HST and VAT Receivable	68,053	118,716	18,287
Other	18,772	4,808	17,279
Total Trade and Other Receivables	$ 115,046	$ 157,134	$ 79,073

Below is an aged analysis of the Company's trade and other receivables:

	February 29, 2012	August 31, 2011	September 1, 2010

Less than 1 month	$ 17,717	$ 4,810	$ 17,279
1 to 3 months	70,934	126,986	61,794
Over 3 months	26,395	25,338	-
Total Trade and Other Receivables	$ 115,046	$ 157,134	$ 79,073

At February 29, 2012, the Company anticipates full recovery of these amounts and therefore no impairment has been recorded against these receivables. The credit risk on the receivables has been further discussed in Note 14.

The Company holds no collateral for any receivable amounts outstanding as at February 29, 2012.

17. Trade and other payables

Trade and other payables of the Company are principally comprised of amounts outstanding for trade purchases relating to exploration activities, amounts payable for financing activities and payroll liabilities.  The usual credit period taken for trade purchases is between 30 to 90 days.

The following is an aged analysis of the trade and other payables:

	February 29, 2012	August 31, 2011	September 1, 2010

Less than 1 month	$ 631,516	$ 1,235,600	$ 310,398
1 to 3 months	348,400	741,360	204,238
Over 3 months	94,073	494,239	106,159
Total Trade and Other Payables	$ 1,073,989	$ 2,471,199	$ 620,795

Tanzanian Royalty Exploration Corporation Notes to the Unaudited Interim Condensed Consolidated Financial Statements For the Three and Six Month Periods Ended February 29, 2012 and February 28, 2011

18. Inventory

Inventory consists of supplies for the Company's drilling rig to be consumed during the course of exploration development and operations.  Cost represents the delivered price of the item.  The following is a breadown of items in inventory:

	February 29, 2012	August 31, 2011	September 1, 2010

Replacement parts for drill	$ 184,992	$ 167,639	$ 171,897
Other	61,664	55,879	57,299
Total Inventory	$ 246,656	$ 223,518	$ 229,196

19. Cash and cash equivalents

Cash and cash equivalents consist of cash on deposit with the banks in general non-interest bearing accounts totalling $465,560 (August 31, 2011 - $6,038,471).

Government investment certificates consist of interest-generating money-market accounts of $25,925,243 (August 31, 2011 - $26,390,000).  This interest-generating government investment certificate is cashable at any time and the Company expects to convert this into cash on an as needed basis.

20. Segmented information

Operating Segments

At February 29, 2012 the Company's operations comprise a single reporting operating segment engaged in mineral exploration in Tanzania.  The Company's corporate division only earns revenues that are considered incidental to the activities of the Company and therefore does not meet the definition of an operating segment as defined in IFRS 8 'Operating Segments'. As the operations comprise a single reporting segment, amounts disclosed in the unaudited interim financial statements also represent operating segment amounts.

An operating segment is defined as a component of the Company:

• that engages in business activities from which it may earn revenues and incur expenses;

• whose operating results are reviewed regularly by the entity's chief operating decision maker; and

• for which discrete financial information is available.

Tanzanian Royalty Exploration Corporation Notes to the Unaudited Interim Condensed Consolidated Financial Statements For the Three and Six Month Periods Ended February 29, 2012 and February 28, 2011

20. Segmented information (continued)

Geographic Segments

The Company is in the business of mineral exploration and production in the country of Tanzania. As such, management has organized the Company's reportable segments by geographic area. The Tanzanian segment is responsible for that country's mineral exploration and production activities while the Canadian segment manages corporate head office activities. Information concerning TREC's reportable segments is as follows:

	February 29, 2012	August 31, 2011
Consolidated net loss
Canada	$ (3,292,968)	$ (3,978,567)
Tanzania	(2,413,741)	(6,969,783)
	(5,706,709)	(10,948,350)
Identifiable assets
Canada	33,756,969	39,500,639
Tanzania	29,263,427	28,617,064
	63,020,396	68,117,703

21. Commitments

In addition to the property payments committed to by the Company to maintain options in certain prospecting and mining option agreements (note 5), the Company is committed to rental payments of approximately $13,860 for premises in 2012.

22. Comparative figures

Certain comparative figures have been reclassified to conform to the current quarter's presentation. These reclassifications did not affect prior quarter's net losses.

23. Subsequent event

At the Company's Annual General and Special Meeting held on March 1, 2012, the Shareholders of the Company approved the Shareholder Rights Plan and the Amended Restricted Stock Unit Incentive Plan.

Management Discussion and Analysis
February 29, 2012

The following Management's Discussion and Analysis ("MD&A") of the financial condition and results of operations for Tanzanian Royalty Exploration Corporation (the "Company") should be read on conjunction with the unaudited interim condensed consolidated financial statements for the three and six month period ended February 29, 2012 and the audited consolidated financial statements for the years ended August 31, 2011, 2010 and 2009.  The MD&A was prepared as of April 13, 2012.  All amounts are in Canadian dollars, unless otherwise specified.

Q2 2012 Highlights

•
In early September 2011 the Company announced that Venmyn Independent Projects (Pty) Limited, a subsidiary of Venmyn Rand (Pty) Limited of South Africa, was awarded a contract to complete a Preliminary Economic Assessment (PEA) for the Buckreef Gold Project in Tanzania.

•	In October 2011 the Company signed the Definitive Joint Venture Agreement with State Mining Corporation (Stamico) for the development of the Buckreef Gold Project.

•
In November 2011 the Company's board of directors approved the adoption of a shareholder rights plan (the "Rights Plan") designed to encourage the fair and equal treatment of shareholders in connection with any takeover bid for the outstanding common shares of the Company.  The Company's board is not aware of any specific take-over bid for the Company that has been made or is contemplated.  The Rights Plan was approved by the shareholders at the annual General and Special Meeting held on March 1, 2012.

•
On December 1, 2011 the Company announced completion of a NI 43-101 Resource Report from Venmyn Rand (Pty) Limited of South Africa for the Kigosi Gold Project.  The updated report provides a summary of all scientific and technical information accumulated for the Kigosi property and includes a confirmation statement of mineral resources.  The gross resource estimate for the Kigosi Gold Project of 586,391 ounces includes weight averaged Measured and Indicated resources for the Luhwaika and Igunda prospects of 12,859,909 tonnes grading 0.99 g/t gold, representing 408,091 troy ounces. The resource assessment also defines weight averaged Inferred Resources for these two prospects of 8,930,000 tonnes grading 0.62 g/t or 178,300 ounces.  In addition, the Company negotiated a resource sharing joint venture for Kigosi with Stamico that conforms with the government's policy of direct participation in minerals industry projects.

•
On December 15, 2011 the Company announced that the Government of Tanzania approved the application for the expansion of the area covered by the Special Mining Licence for the Company's Buckreef Gold Project.  The Mining Licence for Buckreef has been expanded to approximately 16.4 square kilometers and now covers the entire Buckreef Property and gives the Company the exclusive right to prospect and mine minerals for a period of 25 years, with an option to renew for a similar period of time.

•	In December 21, 2011 the Company announced the Itetemia and Luhala properties previously optioned to Kibo Mining were returned following termination of the Option Agreement.

1

Management Discussion and Analysis
February 29, 2012

•
In January 2012 the Company received NI 43-101 compliant resource reports for the Itetemia and Luhala Gold Projects.  The NI 43-101 report for Itetemia includes a resource summary for the golden Horseshoe Reef (GHR).  Based on a 1.0 g/t cutoff grade, Itetemia has an indicated resource of 2,799,000 tonnes grading 2.96 g/t representing 266,000 troy ounces and an inferred resource of 1,433,000 tonnes averaging 3.39 g/t, representing 156,000 ounces.  Under the existing ownership structure, 90% of these resources will accrue to the Company.  Luhala hosts a NI 43-101 compliant inferred resource at a 1.0 g/t cutoff grade of 1,860,000 tonnes grading 1.87 g/t, representing 112,000 troy ounces. Under the current ownership structure for Luhala, 100% of these resources will accrue to the Company.

•
In February 2012 the Company announced it had awarded a contract to complete a Preliminary Economic Assessment  for a gravity recovery plant on its Kigosi Gold Project.  The PEA will focus on a surface rubble deposit that was discovered on Kigosi during the original inclined-hole RC exploration program on the Luhwaika prospect.

•	Throughout the period, the Company announced positive results from drilling programs carried out on the Buckreef Project.

Overall Performance

For the six months ended February 29, 2012 the Company had current assets of $26,856,767 compared to $32,922,378 on August 31, 2011.  The decrease is mainly due to cash spent on exploration of $2,267,090 (2011 - $5,005,121) and cash used in operations of $3,635,078 (2011 - $1,911,206).  Deferred exploration costs were $34,797,126 as compared to $33,748,295 at August 31, 2011.

Net loss for the six months ended February 29, 2012 was $5,706,709 compared to a net loss of $2,204,193 in the comparable period ended February 28, 2011.  The increase is primarily due to a loss incurred due to the change in the valuation of the warrant liability of $1,749,487.

The Company issued common shares during the six months ended February 29, 2012 for proceeds of $950,213 on conversion of 233,318 shares under the convertible debt agreement (compared to issuing shares for proceeds of $13,831,976 through a private placement of 2,532,119 shares during the six months ended February 28, 2011.   In the current quarter 74% of capital is utilized for the Buckreef Gold Project development, property acquisition, exploration, capital equipment purchases and general operating expenses as previously disclosed and as tabulated below.  The remaining capital is invested in interest bearing investments, which are readily available.

C$ (000)
Funds available August 31, 2011	32,428
Equipment purchases	(136)
Mineral property expenditures including licences, environmental and exploration	(2,267)
General corporate expenses	(3,635)

Funds available February 29, 2012	$26,391

2

Management Discussion and Analysis
February 29, 2012

Management of the Company believes that the current level of funds is expected to be sufficient to achieve its business objectives and milestones over the next 12 months.  Management continues to explore alternative financing sources in the form of equity, debt or a combination thereof; however the current economic uncertainty and financial market volatility make it difficult to predict success.  Risk factors potentially influencing the Company's ability to raise equity or debt financing include:  the outcome of the feasibility study at the Buckreef Project, mineral prices, the risk of operating in a foreign country, including, without limitation, risks relating to permitting, and the buoyancy of the credit and equity markets.  For a more detailed list of risk factors, refer to the Company's Annual Information Form for the year ended August 31, 2011, which is filed on SEDAR.

Due to the current low interest rate environment, interest income is not expected to be a significant source of income or cash flow.  Management intends to monitor spending and assess results on an ongoing basis and will make appropriate changes as required.

TRENDS

•
There are significant uncertainties regarding the prices of precious and base metals and other minerals and the availability of equity and debt financing for the purposes of mineral exploration and development.  Although the prices of precious and base metals have risen substantially over the past several months, the Company remains cautious;

•	The Company's future performance is largely tied to the outcome of future drilling results and the development of the Buckreef project; and

•
Current financial markets are likely to be volatile in Canada for the remainder of the year, reflecting ongoing concerns about the stability of the global economy.  As well, concern about global growth may lead to future drops in the commodity markets.  Uncertainty in the credit markets has also led to increased difficulties in borrowing/raising funds.  Companies worldwide have been negatively affected by these trends.  As a result, the Company may have difficulties raising equity and debt financing for the purposes of base and precious metals exploration and development.

These trends may limit the Company's ability to discover and develop an economically viable mineral deposit.

Selected Financial Information

	As at and for the year ended August 31, 2011	As at and for the year ended August 31, 2010 (1)	As at and for the six months ended February 29, 2012	As at and for the six months ended February 28, 2011
Total Revenues	$0	$0	$0	$0
Net loss for the period	$(10,948,350)	$(3,427,655)	$(5,706,709)	(2,204,193)
Basic loss per share	$(0.11)	$(0.04)	$(0.06)	$(0.02)
Total assets	$68,117,703	$32,783,560	$63,020,396	$46,775,983
Total long term financial liabilities	$9,126,364	$1,841,226	$10,159,065	$3,899,488
Cash dividends declared per share	$0	$0	$0	$0

3

Management Discussion and Analysis
February 29, 2012

(1)           Presented under Canadian Generally Accepted Accounting Principles ("GAAP").  All other periods presented in the table above have been restated to reflect the adoption of International Financial Reporting Standards ("IFRS") as of September 1, 2010.

Results of Operations
The Company has concentrated its efforts on the development of the Buckreef Gold Project.  The Company's plan for the Buckreef Gold Project is the completion of a Preliminary Economic Assessment ("PEA") and subject to the results of the PEA, a Definitive Feasibility Study.  Buckreef contains National Instrument 43-101 compliant gold resources at a 0.5 g/t cut off grade in the following categories: Measured, 5.176 million tonnes grading 2.05 g/t (341,000 oz); Indicated, 24.97 million tonnes averaging 1.19 g/t (954,000 oz); Inferred, 17.173 million tonnes grading 1.51 g/t (835,000 oz).  Buckreef is located in the prolific Lake Victoria Goldfields of northern Tanzania within the Rwamagaza Greenstone Belt.  Through its wholly-owned subsidiary, Tanzania American International Development Corporation 2000 Limited ("Tanzam"), the Company holds a 55% interest in the joint venture company, Buckreef Gold Company Limited, with State Mining Corporation ("Stamico") holding the remaining 45%.  Under the definitive joint venture agreement dated October 25, 2011, the parties intend to work toward bringing the Buckreef Gold Project into commercial production within a 30 month period.

Net expenditures on mineral properties and deferred exploration costs for the six months ended February 29, 2012 were $2,267,090 compared to $5,005,121 for the six months ended February 28, 2011.  The decrease is a result of decreased exploration expenditures at the Kigosi project and include increases in  Buckreef project expenditure.

Net loss for the six month period ended February 29, 2012 was $5,706,709 compared to $2,204,193 for the comparable period ended February 28, 2011. For the three month period ended February 29, 2012 and February 28, 2011, the net loss was $8,515,746 and $997,630, respectively.

Recoveries received during the six month period ended February 29, 2012 and February 28, 2011 from various option agreements were $59,446 and $279,244, respectively.

Salaries and benefits expense has decreased from $704,713 for the six month period ended February 28, 2011 to $693,855 for the six month period ended February 29, 2012. The expenses for the corresponding three month period ending February 29, 2012 and February 28, 2011 were $304,641 and $398,985 respectively.  The decrease in salaries expense is a result of the Company closely managing payroll and hiring costs.

Professional fees increased by $132,358 for the six month period ended February 29, 2012 to $399,396 from $267,038 for six month period ended February 28, 2011. Fees increased due to higher costs for audit and tax consultants for implementation of IFRS and other reporting requirements. For the three month period ended February 29, 2012 professional fees went from $73,102 for six month period ended February 28, 2011 to $169,553.   The increase is due to the same reasons above.

For the six months ended February 29, 2012, the foreign exchange loss was $11,808 compared to an exchange loss of $152,121 for the same period ended February 28, 2011. This decreased loss of $140,313 was due to the six months' average Tanzanian Shilling exchange rate having increased from 1459 at February 28, 2011 to 1593 at February 29, 2012.

4

Management Discussion and Analysis
February 29, 2012

Share based payments for the six months ended February 29, 2012 were $23,132 compared to $11,807 in the comparable period ended February 28, 2011.  Share based payments vary on the number of equity based compensation options issued and vesting.  See note 9 of the financial statements for details.Director fee  RSU expense was $225,794 and $196,677, respectively.

Shareholder information costs increased from $229,881 for the six month period ended February 28, 2011 to $379,701 for the six month period ended February 29, 2012. The increase of $149,820 was due to increased corporate investor promotion activity completed during the six month period. An investor public relations firm was hired during the period and on line promotion activity was increased.  For the three month period ended February 29, 2012, shareholder information costs were $209,258 compared to $165,364 for the three month period ended February 28, 2011.  The increase of $43,894 was due to the same reason as above.

For the six months ended February 29, 2012, travel and accommodation expense decreased by $2,791 from $87,255 in 2011 to $84,464. For the three months ended February 29, 2012, travel and accommodation expense decreased by $21,045 from $37,941 in 2011 to $16,896. Travel and accommodation expense decreased due to timing and increased control of travel requirements.

The interest accretion expense for the six month period ended February 28, 2012 was $54,564, compared to $95,362 for the six month period ended February 28, 2011. The interest relates to the issuance of convertible debt.  Interest accretion is expected to decrease as debt is converted into shares.

For the six month period ended February 29, 2012, depreciation expense was $216,027 compared to $145,701 for the same period ended February 28, 2011. The increase of $70,326 was due to large capital purchases for bulk sampling program. The capital expenditure for the six month period ended February 29, 2012 was $135,499 as compared to $744,273 in the period ended February 28, 2011.

During the six months ended February 29, 2012, the Company abandoned and wrote-off expenses in various project areas in the amount of $1,231,067 (2011 - $6,311), as the Company evaluated its mineral properties and deemed certain properties to warrant no further exploration.

Consulting fees for the six months ended February 29, 2012 were $120,158 compared to $131,508 in the comparable period ended February 28, 2011.  Consulting expenses remained consistent between the comparable periods.   Consulting fees for the three months ended February 29, 2012 were $55,939 compared to $63,595 in the comparable period ended February 28, 2011.  Consulting expenses remained consistent between the comparable periods.

Directors' fees for the six months ended February 29, 2012 were $250,898 compared to $207,274 in the comparable period ended February 28, 2011.  The increase in director fees expense is a result of addition of new board member who joined the Company in February 2011.

Office and general expenses for the six months ended February 29, 2012 were $218,423 compared to $165,600 in the comparable period ended February 28, 2011.  The increase is mainly due to the increase activity in the Buckreef project and thus a need for increased support in the form of office and general expenses.  For the three month period ended February 29, 2012, office and general expenses were $98,498 compared to $116,245 in the comparable period ended February 28, 2011.  Office and general expenses remained consistent between the comparable periods.

5

Management Discussion and Analysis
February 29, 2012

Summary of Quarterly Results (unaudited)

(Expressed in thousands of dollars, except per share amounts)
	2012 Q2 (1)	2012 Q1	(1)	2011 Q4	2011 Q3	2011 Q2	2011 Q1	2010 Q4	2010 Q3
Total revenues	$0	$0		$0	$0	$0	$0	$0	$0
Net Gain (Loss)	$(8,516)	$2,809		$(6,464)	$(1,493)	$(1,100)	$(1,211)	$(808)	$(934)
Basic and diluted income (loss) per share	$(0.09)	$0.02		$(0.07)	$(0.016)	$(0.012)	$(0.013)	$(0.011)	$(0.011)
(1)           Q1 and Q2 2012 are presenting using IFRS, all other quarters are presented under Canadian GAAP.

Liquidity and Capital Resources

The Company manages liquidity risk by maintaining adequate cash balances in order to meet short term business requirements.  Because the Company does not currently derive any production revenue from operations, its ability to conduct exploration and development work on its properties is largely based upon its ability to raise capital by equity funding.  Previously, the Company has obtained funding via private placements, public offering and various sources, including the Company's President and CEO.

As of February 29, 2012, the Company's working capital position was $25,782,778, as compared to $30,451,179 as of August 31, 2011.  As the Company's mineral properties advance, additional equity and debt financing will be required to fund exploration and mining activities.

The Company has prepared a cash flow forecast for 2012 and believes that it has sufficient funds to continue operations for at least the next twelve months.

Some of the Company's mineral properties are being acquired over time by way of option payments.  It is at the Company's option as to whether to continue with the acquisition of the mineral properties and to incur these option payments.  Current details of option payments required in the future if the Company is to maintain its interests are as follows:

	Option Payments due by Period (US$)
	Total	Less than 1 year	2 - 3 years	4 - 5 years	Over 5 years
Option agreement obligations	37,000	18,000	19,000	nil	nil

Convertible Debt

On September 23, 2011 the Company received notice from an arm's length third party to convert its Promissory Note dated July 9, 2010 in the remaining principal amount of $1,000,000 bearing interest at 3% and convertible into 233,318 common shares at a price of $4.286 per share.  $95,000 of the outstanding principal was converted into 22,166 common shares on closing, which shares were refundable to the Company if the remaining principal balance was not fully converted by December 9, 2011.  233,318 common shares were issued on September 23, 2011.

6

Management Discussion and Analysis
February 29, 2012

Off-Balance Sheet Arrangements

The Company has no off-balance sheet arrangements.

Transactions with Related Parties

The Company engages a legal firm for professional services in which one of the Company's directors is a partner.  During the six month period ended February 29, 2012, the legal expense charged by the firm was $570,890 (2011 - $218,993).

During the six month period ended February 29, 2012, $75,467 (2011 - $82,866) was paid or payable by the Company to directors as consulting fee for serving on the Technical Committee.

During the six month period ended February 29, 2012, USD$4,000 (2011 - USD$4,800) was paid to a company associated with the Company's Chairman and COO for office rental.

On September 7, 2010 the Company completed an $800,000 private placement pursuant to a subscription agreement dated August 24, 2010 with the Company's President and CEO for 144,430 common shares at a price of $5.539 per share.

On February 1, 2011 the Audit Committee approved a loan agreement (the Loan Agreement) with Joseph Kahama (Kahama), the Chairman and COO (Tanzania) of the Company, providing for a six month loan from the Company to Kahama in the principal amount of USD$100,000 on arm's length commercial terms, bearing interest at the prime rate charged by the Company's bankers, determined monthly (the Loan).  Mr. Kahama repaid the loan principal plus interest on August 8, 2011.  Upon further review, the Board has determined that the Kahama loan was inadvertently not in compliance with Sarbanes-Oxley.  As a result, the Board has reviewed its corporate governance procedures with US counsel and has taken corrective action.

At February 29, 2012, the Company has a receivable of $23,310 from the Company's President and CEO.  At August 31, 2011, the Company had a receivable of $7,214.

The above transactions were in the normal course of operations and were measured at the exchange amount which is the amount agreed to by the related parties.

Restricted Stock Unit Plan

The Restricted Stock Unit Plan ("RSU Plan") is intended to enhance the Company's and its affiliates' abilities to attract and retain highly qualified officers, directors, key employees and other persons, and to motivate such officers, directors, key employees and other persons to serve the Company and its affiliates and to expend maximum effort to improve the business results and earnings of the Company, by providing to such persons an opportunity to acquire or increase a direct proprietary interest in the operations and future success of the Company. To this end, the RSU Plan provides for the grant of restricted stock units ("RSUs").  Each RSU represents an entitlement to one common share of the Company, upon vesting.  As of November 24, 2010 the Board resolved to suspend 1,800,000 of the 2,500,000 common shares previously authorized for issuance under the RSU Plan, such that a maximum of 700,000 Shares shall be authorized for issuance under the RSU Plan, until such suspension may be lifted or further amended.  Any of these awards of RSUs may, but need not, be made as performance incentives to reward attainment of annual or long-term performance goals in accordance with the terms of the RSU Plan.  Any such performance goals are specified in the Award Agreement.

7

Management Discussion and Analysis
February 29, 2012

On April 26, 2011, the Corporation's Restricted Stock Unit Plan was amended as the Plan expressly excluded the Chairman and Chief Executive Officer of the Corporation from participating in the Plan.  As the joint office of Chairman and Chief Executive Officer of the Corporation no longer exists, and has been replaced by two new positions, being President and Chief Executive Officer and Chairman and Chief Operating Officer (Tanzania), the Board determined that it would be in keeping with the objects of the Plan and in the best interests of the Corporation that each of the offices of President and Chief Executive Officer and Chairman and Chief Operating Officer (Tanzania) be unambiguously included in the category of Service Providers eligible to receive awards of RSUs under the Plan, and that the wording of the Plan be amended as required to effect such result (as so amended, the "Amended RSU Plan").  The Amended RSU Plan will be presented to shareholders for approval at the Corporation's next Annual General and Special Meeting.

Of the 700,000 shares authorized for issuance under the Plan, 453,970 shares have been issued as February 29, 2012.

Critical Accounting Estimates

Assessment of Recoverability of Mineral Property Costs

The deferred cost of mineral properties and their related development costs are deferred until the properties are placed into production, sold or abandoned. These costs will be amortized over the estimated useful life of the properties following the commencement of production. Cost includes both the cash consideration as well as the fair market value of any securities issued on the acquisition of mineral properties. Properties acquired under option agreements or joint ventures, whereby payments are made at the sole discretion of the Company, are recorded in the accounts at such time as the payments are made. The proceeds from property options granted reduce the cost of the related property and any excess over cost is applied to income  The Company's recorded value of its exploration properties is based on historical costs that expect to be recovered in the future. The Company's recoverability evaluation is based on market conditions for minerals,  underlying  mineral  resources  associated  with  the  properties  and  future  costs  that  may  be required for ultimate realization through mining operations or by sale.

Assessment of Recoverability of Deferred Income Tax Assets
TREC follows the liability method of accounting for income taxes.  Under this method, deferred tax liabilities and assets are recognized for the estimated tax consequences attributable to differences between the financial statement carrying amounts of assets and liabilities and their respective tax bases.  Deferred tax liabilities and assets are measured using substantively enacted tax rates.  The effect on the deferred tax liabilities and assets of a change in tax rates is recognized in the period that the change occurs.  Deferred income tax assets are recognized for all deductible temporary differences, carry forward of unused tax credits and unused tax losses, to the extent that is probable that taxable profit will be available against which the deductible temporary difference and the carry forward of unused credits and unused tax losses can be utilized.  In preparing the consolidated financial statements, the Company is required to estimate its income tax obligations. This process involves estimating the actual tax exposure together with assessing temporary differences resulting from differing treatment of items for tax and accounting purposes. The Company assesses, based on all available evidence, the likelihood that the deferred income tax assets will be recovered from future taxable income and, to the extent that recovery cannot be considered "more likely than not," a valuation allowance is established. If the valuation allowance is changed in a period, an expense or benefit must be included within the tax provision on the consolidated income statement.

8

Management Discussion and Analysis
February 29, 2012

Estimate of Share Based Payments and Associated Assumptions

The Company recorded share based payments based on an estimate of the fair value on the grant date of share based payments issued. This accounting required estimates of interest rate, life of share based payment, stock price volatility and the application of the Black-Scholes option pricing model.   See note 9 of the February 29, 2012, unaudited interim condensed consolidated financial statements for a full disclosure.

Capital Assets
Capital assets are recorded at cost less accumulated amortization. Amortization is computed using the declining balance method at the following annual rates:

Assets	Rate

Machinery and equipment	20% to 30%
Automotive	30%
Computer equipment	30%
Drilling equipment and automotive equipment	6.67%
Leasehold improvements	20%

9

Management Discussion and Analysis
February 29, 2012

Mineral Properties

All direct costs related to the acquisition and exploration and development of specific properties are capitalized as incurred.  If a property is brought into production, these costs will be amortized against the income generated from the property.  If a property is abandoned, sold or impaired, an appropriate charge will be made.  Discretionary option payments arising on the acquisition of mining properties are only recognized when paid.  Amounts received from other parties to earn an interest in the Company's mining properties are applied as a reduction of the mining property and deferred exploration and development costs, except for administrative reimbursements which are credited to operations.

Consequential revenue from the sale of metals, extracted during the Company's test mining activities, is recognized on the date the mineral concentrate level is agreed upon by the Company and customer, as this coincides with the transfer of title, the risk of ownership, the determination of the amount due under the terms of settlement contracts the Company has with its customer, and collection is reasonably assured.  Revenues from properties earned during the development stage (prior to commercial production) are deducted from capitalized costs.

The amounts shown for mining claims and related deferred costs represent costs incurred to date, less amounts expensed or written off, reimbursements and revenue, and do not necessarily reflect present or future values of the particular properties.  The recoverability of these costs is dependent upon discovery of economically recoverable reserves and future production or proceeds from the disposition thereof.

The Company reviews the carrying value of a mineral exploration property when events or changes in circumstances indicate that the carrying value may not be recoverable. If the carrying value of the property exceeds its fair value, the property will be written down to fair value with the provision charged against operations in the year. An impairment is also recorded when management determines that it will discontinue exploration or development on a property or when exploration rights or permits expire. The amount shown for deferred exploration expenses, represents costs incurred to date net of write-downs, if any, and is not intended to reflect present or future values.

Ownership in mineral properties involves certain risks due to the difficulties in determining the validity of certain claims as well as the potential for problems arising from the frequently ambiguous conveyancing history characteristic of many mineral interests.  The Company has investigated the ownership of its mineral properties and, to the best of its knowledge, ownership of its interests are in good standing.

Capitalized mineral property exploration costs are those directly attributable costs related to the search for, and evaluation of mineral resources, that are incurred after the Company has obtained legal rights to explore a mineral property and before the technical feasibility and commercial viability of a mineral reserve are demonstrable.  Any cost incurred prior to obtaining the legal right to explore a mineral property are expensed as incurred.

Once an economically viable reserve has been determined for a property and a decision has been made to proceed with development has been approved, acquisition, exploration and development costs previously capitalized to the mineral property are first tested for impairment and then classified as property, plant and equipment under construction.

10

Management Discussion and Analysis
February 29, 2012

Impairment of Long-lived Assets
TREC reviews mineral properties and deferred costs for impairment on a periodic basis or whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. Impairment losses on long-lived assets are recognized when events or changes in circumstances indicate that the undiscounted cash flows estimated to be generated by such assets are less than their carrying value and, accordingly, all or a portion of such carrying value may not be recoverable. Impairment losses then are measured by comparing the fair value of assets to their carrying amounts.

The Company's most critical accounting estimate relates to the impairment of mineral properties and deferred exploration costs.  During the six months ended February 29, 2012 the Company wrote off $1,231,067 of costs on abandoned mineral properties (2011 - 6,311).  Management assesses impairment of its exploration prospects quarterly. If an impairment results, the capitalized costs associated with the related project or area of interest are charged to expense.  Other areas requiring the use of significant estimates include the determination of stock-based compensation and future income taxes.  Other than discussed above, the Company did not identify any other changes to its critical accounting estimates.

Asset Retirement Obligations
The Company recognizes liabilities for statutory, contractual, constructive or legal obligations, including those associated with the reclamation of mineral properties and PPE, when those obligations result from the acquisition, construction, development or normal operation of the assets. Initially, a liability for an asset retirement obligation is recognized at its fair value in the period in which it is incurred. Upon initial recognition of the liability, the corresponding asset retirement obligation is added to the carrying amount of the related asset and the cost is amortized as an expense over the economic life of the asset using either the unit‐of‐production method or the straight‐line method, as appropriate.  Following the initial recognition of the asset retirement obligation, the carrying amount of the liability is increased for the passage of time and adjusted for changes to the current market‐based discount rate, amount or timing of the underlying cash flows needed to settle the obligation.   As of February 29, 2012 no liability for restoration exists.

Share based payment transactions

Employees (including directors and senior executives) of the Company receive a portion of their remuneration in the form of share‐based payment transactions, whereby employees render services as consideration for equity instruments ("equity‐settled transactions").

In situations where equity instruments are issued and some or all of the goods or services received by the entity as consideration cannot be specifically identified, they are measured at fair value of the share‐based payment.

11

Management Discussion and Analysis
February 29, 2012

Equity settled transactions

The costs of equity‐settled transactions with employees are measured by reference to the fair value at the date on which they are granted.

The costs of equity‐settled transactions are recognized, together with a corresponding increase in equity, over the period in which the performance and/or service conditions are fulfilled, ending on the date on which the relevant employees become fully entitled to the award ("the vesting date"). The cumulative expense is recognized for equity‐settled transactions at each reporting date until the vesting date reflects the Company's best estimate of the number of equity instruments that will ultimately vest. The profit or loss charge or credit for a period represents the movement in cumulative expense recognized as at the beginning and end of that period and the corresponding amount is represented in share option reserve.

No expense is recognized for awards that do not ultimately vest, except for awards where vesting is conditional upon a market condition, which are treated as vesting irrespective of whether or not the market condition is satisfied provided that all other performance and/or service conditions are satisfied.

Where the terms of an equity‐settled award are modified, the minimum expense recognized is the expense as if the terms had not been modified. An additional expense is recognized for any modification which increases the total fair value of the share‐based payment arrangement, or is otherwise beneficial to the employee as measured at the date of modification.

The dilutive effect of outstanding options is reflected as additional dilution in the computation of earnings per share.

Financial Instruments

Fair Value of Financial Instruments

The Company designed its other financial assets and warrant liability as FVTPL, which are measured at fair value.  Fair value of other financial assets is determined based on transaction value and is categorized as Level 1 measurement.  Trade and other receivables and cash and cash equivalents are classified as loans and receivables, which are measured at amortized cost.  Trade and other payables and convertible debt are classified as other financial liabilities, which are measured at amortized cost.  Fair value of Trade and other payables and convertible debt are determined from transaction values that are not based on observable market data.  Fair values of these financial instruments are based on Level 3 measurements.

The carrying value of the Company's cash and cash equivalents, trade and other receivables, trade and other payables approximate their fair value due to the relatively short term nature of these instruments.

Fair value estimates are made at a specific point in time, based on relevant market information and information about financial instruments.  These estimates are subject to and involve uncertainties and matters of significant judgment, therefore cannot be determined with precision.  Changes in assumptions could significantly affect the estimates.

12

Management Discussion and Analysis
February 29, 2012

A summary of the Company's risk exposures as they relate to financial instruments are reflected below:

Credit Risk

Credit risk is the risk of an unexpected loss if a third party to a financial instrument fails to meet its contractual obligations.  The Company is subject to credit risk on the cash balances at the bank, its short-term bank investments and accounts and other receivables.  The Company's cash and cash equivalents and short-term bank investments are with Schedule 1 banks or equivalents.  The accounts and other receivables consist of GST/HST receivable from the Custom Revenue Agency and due from the CEO.

Interest Rate Risk

Interest rate risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in market interest rate.  The Company's bank accounts earn interest income at variable rates.  The Company's future interest income is exposed to changes in short-term rates.

The Company's convertible debt fair value is based on market interest rate.  As at February 29, 2012 the fair value of the convertible debt agreements did not differ materially from their carrying value.

Liquidity Risk

The Company's approach to managing liquidity risk is to ensure that it will have sufficient liquidity to meet liabilities when due.  As at February 29, 2012, the Company had current assets of $26,856,787 (August 31, 2011 - $32,922,378) and current liabilities of $1,073,989 (August 31, 2011 - $2,471,199).  All of the Company's financial liabilities and receivables have contractual maturities of less than 90 days and are subject to normal trade terms.  Current working capital of the Company is $25,782,798 (August 31, 2011 - $30,451,179).

Foreign Currency Risk

The Company is exposed to the financial risk related to the fluctuation of foreign exchange rates.  The Company has offices in Canada, USA, and Tanzania, but holds cash mainly in Canadian and United States currencies.  A significant change in the currency exchange rates between the Canadian dollar relative to US dollar and Tanzanian shillings could have an effect on the Company's results of operations, financial position, or cash flows.  At February 29, 2012, the Company had no hedging agreements in place with respect to foreign exchange rates.  As a majority of the funds of the company are held in Canadian currencies, the change in the Canadian against United states dollar risk is not deemed material at February 29, 2012.

13

Management Discussion and Analysis
February 29, 2012

Disclosure of Outstanding Share Data

As at the date of this MD&A, there were 100,291,854 common shares outstanding.  There were RSUs, convertible debt and warrants outstanding to purchase an aggregate 6,761,500 common shares.

Subsequent Events

At the Company's Annual General and Special Meeting held on March 1, 2012, the Shareholders of the Company approved the Shareholder Rights Plan and the Amended Restricted Stock Unit Incentive Plan.

Financial and Other Instruments

The Company's financial assets and liabilities consist of cash and cash equivalents, accounts and other receivables, trade, other payables and accrued liabilities, convertible debt and warrant liability, of which some are held in different currencies.  The Company does not engage in any hedging activities relating to these foreign denominated assets and liabilities.  The fair value of the Company's financial assets and liabilities is estimated to approximate their carrying value.

Litigation

There are no legal proceedings which may have or have had a significant effect on the Company's financial position or profitability.

Outlook

The Company's Board of Directors has confirmed the strategic objective of the Corporation is to explore and evaluate its various mineral properties and develop the Buckreef Gold Mine Re-development Project and the Kigosi surface gravel deposits in northern Tanzania which both contain National Instrument 43-101 independently certifiable resources. In addition the Company seeks out and explores gold, nickel and other mineral deposits with the intention of developing certain ones for our own account and partnering with an exploration corporation to generate royalty interest in a deposit that results in production.

Exploration Summary

Kigosi Project

In early December, Tanzanian Royalty received an updated NI 43-101 report for its Kigosi Gold Project in northern Tanzania. The updated technical report provides a summary of all scientific and technical information accumulated for the Kigosi property and includes a confirmation statement of mineral resources.

The gross resource estimate for the Kigosi Gold Project of 586,391 ounces includes weight averaged Measured and Indicated resources for the Luhwaika and Igunda prospects of 12,859,909 tonnes grading 0.99 g/t gold, representing 408,091 troy ounces. The resource assessment also defines weight averaged Inferred Resources for these two prospects of 8,930,000 tonnes grading 0.62 g/t or 178,300 ounces.

Tanzanian Royalty subsequently entered into a joint venture with the State Mining Corporation of Tanzania (Stamico) allowing the corporation to earn a 15% carried interest in the Kigosi Project.

14

Management Discussion and Analysis
February 29, 2012

In February 2012, a contract was awarded to Consulmet Metals (Pty) Limited of South Africa to complete a Preliminary Economic Assessment (PEA) for a gravity recovery plant on the Company's Kigosi Project. Kigosi hosts a rubble deposit that is of particular economic interest due to its near surface, tabular extent and unconsolidated nature which lends itself to low cost mining and gold recovery methods. A Measured and Indicated resource of 103,000 oz gold and an Inferred resource of 69,000 oz have been classified for this rubble deposit.

Itetemia/Luhala Projects

The Itetemia and Luhala gold prospects were returned to the Company by UK-listed Kibo Mining in December 2011 when negotiations failed to conclude an equitable royalty option agreement between the two parties.  Itetemia comprises prospecting licenses in the Shinyanga Region in northern Tanzania just five kilometres east of Barrick's Bulyanhulu Gold Mine (16 million ounce gold resource) which has been operating since 2001.

An updated 43-101 report has been filed for Itetemia that includes a Resource Summary for the Golden Horseshoe Reef (GHR). The GHR was the subject of a favorable preliminary economic study by Auralia Pty Limited (Auralia) in August 2009 which examined  the technical feasibility of open pit mining employing various processing plant options.

Based on a 1.0 g/t cutoff grade, Itetemia has an Indicated Resource of 2,799,000 tonnes grading 2.96 g/t, representing 266,000 troy ounces and an Inferred Resource of 1,433,000 tonnes averaging 3.39 g/t, representing 156,000 ounces. Under the existing ownership structure, 90% of these resources will accrue to Tanzanian Royalty.

Also returned to the Company in December 2011 was the Luhala Gold Prospect in the Mwanza region of Tanzania. Luhala hosts a 43-101 compliant Inferred Resource at a 1.0 g/t cutoff grade of 1,860,000 tonnes grading 1.87 g/t, representing 112,000 troy ounces. Under the current ownership structure for Luhala, 100% of these resources will accrue to Tanzanian Royalty.

Buckreef Project

The Tanzanian government approved the  application for the expansion of the area covered by the Special Mining License for the Company's Buckreef Gold Project. As a result, the mining license has been expanded from 3.45 square kilometres to approximately 16.04 square kilometres. The Special Mining License gives the Company the exclusive right to prospect and mine minerals for a period of  25 years, with an option to renew for a similar period of time.

Excellent values were reported from the ongoing drill program on the Buckreef Gold Project during the report period. The drilling has confirmed the dip continuity of multiple, sub-vertical mineralized zones along with some of the most impressive gold  values reported to date from the East Porphyry target area which is located 800m east of Buckreef Main deposit.

15

Management Discussion and Analysis
February 29, 2012

Among the values reported was 3.25m grading 4.56 g/t gold including 2.25m averaging 6.3 g/t; and 4.0m grading 2.73 g/t gold including 1.0m averaging 6.1 g/t gold; and 10.5 metres grading 2.27g/t gold including 1.1 metres averaging 8.89g/t gold.

Another intercept was returned from the Buckreef North area which included 46 metres of 2.31g/t gold including 4.0 metres grading 4.4g/t gold, 1.0 metre averaging 7.91g/t gold, 2.0 metres at 5.35g/t gold and 1.0 metre grading 6.57g/t gold.

Excellent results have also been reported from a drilling program in the Footwall Zone at the Buckreef Project. RC drilling returned 3.0m averaging 1.29 g/t gold including 6.0m averaging 2.67g/t; 5.0m averaging 2.62g/t; 6.0m averaging 4.87g/t and 6.0m averaging 1.63g/t.

Diamond drilling is being used to acquire geological information for interpretative purposes and to test the deep seated down dip potential at Buckreef. One diamond drill hole returned 16m grading 2.23 g/t gold including a high grade section of 2.0 metres averaging 7.03 g/t, with a second hole yielding 35.35m grading 2.75 g/t gold including 6.35m averaging 5.75 g/t and 4.7m at 4.33 g/t.

Another diamond drill hole targeted the down dip potential in the Main Zone, returning 30m grading 2.66 g/t gold including 2.0m @ 6.5g/t, along with 5.0m grading 4.06g/t. The deepest segment of this hole returned 2.0m @ 1.77g/t from 197m in sheared, altered dolerite intercalated with felsic porphyry and milky white late quartz veins.

The Footwall Zone at Buckreef is located 50-100m in the immediate vicinity of the Buckreef Main Zone while the Hanging Wall target is located approximately 75m from the Buckreef Main zone. In most cases, the high grade values seen in these holes are better than any achieved by previous operators.

The Company recently approved an expanded exploration budget  for additional drilling at its Buckreef Main and Eastern Porphyry targets within the Buckreef Project Area. The drilling program in the Buckreef Main and Eastern Porphyry areas will include a total of 9,550m of both Diamond and RC drilling at a total cost of US$1.4 million.  At the Buckreef Main target, a total of 3,000m of Diamond and 2,200m of RC drilling will be completed at a total cost of US$772,802. This drilling is intended to define the resource between 150m and 200m vertical depth while testing the down dip continuity of the shear zone-hosted gold mineralization associated with quartz-carbonate-pyrite veins emplaced in the mafic volcanic sequence.

At the Eastern Porphyry target, a total of 2,500m of Diamond and 1,850m of RC drilling at a total cost of US$654,502 are planned to investigate and define the resource which will be added to the Buckreef Project resource inventory. The above planned drilling program will top up the 2,200m of RC drilling which have already been planned in the area.

A diamond drilling program was inaugurated to investigate the Northeast Extension of the Buckreef Main Zone and evaluate and upgrade the current resources to the Measured and Indicated categories at depths of 150m and 200m below surface.

16

Management Discussion and Analysis
February 29, 2012

The Buckreef Main deposit consists of shear zone hosted mineralization associated with auriferous-quartz carbonate-pyrite assemblages. The shear structure is steeply dipping and is emplaced along mafic basaltic sequences and dolerite intrusive rock.

Among the best drill intercepts reported from this zone were: 7.0m grading 3.47g/t gold; 4.0m grading 3.2 g/t gold; 3.0m averaging 4.06 g/t; 3.0m at 3.16g/t gold; 13m averaging 2.86g/t gold; and 3.3m at 2.53 g/t gold.
Reverse circulation drilling in the Tembo area was designed to investigate the lateral extension of known Tembo mineralization to the east and also a northeast trending splay zone.

Excellent drill results were reported at Tembo including: 3.0m grading 14.75 g/t gold; 6.0m averaging 3.38 g/t gold; 3.0m averaging 2.62 g/t gold; and 2.0m at 1.92 g/ton gold.

Similar to Buckreef Main, Tembo mineralization is structurally controlled and is hosted in a sub-vertical shear zone emplaced along a mafic basaltic sequence. The mineralization is confined along an East-West trending shear structure and a newly discovered northeast trending splay.

All drill intercepts are estimated to be approximately 60% of true width.

Risk Factors

The Company is subject to a number of extraneous risk factors over which it has no control. These factors are common to most exploration companies and include, among others: project ownership and exploration risk, depressed equity markets and related financing risk, commodity price risk, fluctuating exchange rates, environmental risk, insurance risk, sovereign risk.  For further details on the risk factors affecting the Company, please see the Company's Annual Information Form filed on SEDAR.

Status of TREC's Transition to International Financial Reporting Standards ("IFRS")

Transition to IFRS from GAAP
In February 2008, the Canadian Accounting Standards Board confirmed that Canadian publicly accountable enterprises will be required to adopt International Financial Reporting Standards ("IFRS") for financial periods beginning on and after January 1, 2011.

The Company has adopted IFRS with an adoption date of September 1, 2011 and a transition date of September 1, 2010.

IFRS Conversion

The Company's IFRS conversion plan was comprehensive and addressed matters including changes in accounting policies, restatement of comparative periods, organizational and internal controls and any required changes to business processes. To facilitate this process and ensure the full impact of the conversion was understood and managed reasonably, the Company hired an IFRS conversion project manager. The accounting staff attended several training courses on the adoption and implementation of IFRS. Through in‐depth training and the preparation of reconciliations of historical Canadian GAAP financial statements to IFRS, the Company believes that its accounting personnel have obtained the necessary understanding of IFRS.

17

Management Discussion and Analysis
February 29, 2012

In conjunction with the adoption of IFRS the Company has implemented a new accounting system, which will satisfy all the information needs of the Company under IFRS. The Company has also reviewed its current internal and disclosure control processes and they did not need significant modification as a result of our conversion to IFRS.

Impact of IFRS

IFRS employs a conceptual framework that is similar to Canadian GAAP; however significant differences exist in certain matters of recognition, measurement and disclosure. While the adoption of IFRS did not change the actual cash flows of the Company, the adoption resulted in changes to the reported financial position and results of operations of the Company. In order to allow the users of the financial statements to better understand these changes, we have provided the reconciliations between Canadian GAAP and IFRS for the total assets, total liabilities, shareholders equity, cash flows and net loss in Note 3 to the interim consolidated financial statements. The adoption of IFRS has had no significant impact on the net cash flows of the Company. The changes made to the statements of financial position and comprehensive income have resulted in reclassifications of various amounts on the statements of cash flows that has been presented.

In preparing the reconciliations, the Company applied the principles and elections of IFRS 1, with a transition date of September 1, 2010.  As the Company has adopted IFRS effective September 1, 2010, it has applied the provisions of IFRS 1 as described under the section entitled "Initial Adoption - IFRS 1", with a September 1, 2010 transition date. The Company will also apply IFRS standards in effect at August 31, 2012 as required by IFRS 1.

Initial Adoption of International Accounting Standards

IFRS 1 ''First Time Adoption of International Accounting Standards'' sets forth guidance for the initial adoption of IFRS. Under IFRS 1 the standards are applied retrospectively at the transitional date of the statement of financial position with all adjustments to assets and liabilities as stated under GAAP taken to retained earnings unless certain exemptions are applied.

18

Management Discussion and Analysis
February 29, 2012

The optional exemptions elected and applied by the Company are as follows;

•
On the Transition Date, the Company has elected not to retrospectively apply IFRS 2, Share-based Payments ("IFRS 2") to all share-based transactions at the date of transition. IFRS 2 will only be applied to equity instruments issued on or after, and that have not vested by, the Transition Date.

•
Business combinations that occurred prior to the transition date have not been restated. There have been no business combinations that occurred during the year ended August 31, 2011 that required re-statement in compliance with IFRS.

•
IAS 23 ''Borrowing Costs'' has been applied prospectively from the transition date. As a result, the carrying value at the transition date of previously capitalized borrowing costs, as determined under Canadian GAAP, has been reversed with an adjustment to opening accumulated deficit and property, plant and equipment. The impact of the restatement of borrowing costs is described in the explanatory notes following the reconciliations between Canadian GAAP and IFRS.

The Company has changed certain accounting policies to be consistent with IFRS as is expected to be effective or available for adoption on August 31, 2012, the Company's first annual IFRS reporting date. However, these changes have not resulted in any significant change to the recognition and measurement of assets, liabilities, equity, revenue, and expenses within the Company's interim consolidated financial statements.

Comparative Information
The Company has restated all periods from September 1, 2010 onwards in accordance with IFRS.

Disclosure Controls and Procedures ("DC&P")

Requirements of NI 52-109 include conducting an evaluation of the effectiveness of DC&P.  Management conducted an assessment of the effectiveness of the DC&P in place as of February 29, 2012 and concluded that such procedures are adequate and effective to ensure accurate and complete disclosures in filings.  Any system control over disclosure procedures, particularly for junior exploration companies, no matter how well designed and implemented, has inherent limitations and may not prevent or detect all inaccuracies.  These limitations include limited personnel available for such work, geographical logistics and human error among others.  The Board of Directors assess the integrity of the public financial disclosures through the oversight of the Audit Committee.
Internal Control Over Financial Reporting ("ICFR")

Requirements of NI 52-109 include conducting an evaluation of the effectiveness of ICFR.  Management conducted an assessment of the effectiveness of the ICFR in place as of February 29, 2012 and concluded that such procedures are adequate and effective to provide reasonable assurance regarding the reliability of the Company's financial reporting and the preparation of financial statements in compliance with International Financial Reporting Standards.  Any system of internal control over financial reporting, no matter how well designed and implemented, has inherent limitations and may not prevent or detect all misstatements.  The Board of Directors assess the integrity of the public financial disclosure through the oversight of the Audit Committee.

Additional Information

Tanzanian Royalty Exploration Corporation is a Canadian public company listed on the TSX Exchange trading under the symbol "TNX" and also listed on the NYSE Amex Equities Exchange trading under the symbol "TRX".  Additional information about the company and its business activities is available on SEDAR at www.sedar.com and the Company's website at www.tanzanianroyalty.com.

19

Management Discussion and Analysis
February 29, 2012

Approval

The Board of Directors of Tanzanian Royalty Exploration Corporation has approved the disclosure contained in the annual MD&A.  A copy of this annual MD&A will be provided to anyone who requests it.  It is also available on the SEDAR website at www.sedar.com

Cautionary Note Regarding Forward-Looking Statements

Except for statements of historical fact relating to the Company, certain information contained in this MD&A constitutes "forward-looking information" under Canadian securities legislation.  Forward-looking information includes, but is not limited to, statements with respect to the potential of the Company's properties; the future prices of base and precious metals; success of exploration activities, cost and timing of future exploration and development; the estimation of mineral reserves and mineral resources; conclusions of economic evaluations; requirements for additional capital; and other statements relating to the financial and business prospects of the Company.  Generally, forward-looking information can be identified by the use of forward-looking terminology such as "plans", "expects", or "does not expect", "is expected", "budget", "scheduled", "estimates", "forecasts", "intends", "anticipates" or "does not anticipate", or "believes", or "variations of such words and phrases or statements that certain actions, events or results "may" , "could", "would", "might" or "will be taken", "occur" or "be achieved".  Forward-looking information is based on the reasonable assumptions, estimates, analysis and opinions of management made in light of its experience and its perception of trends, current conditions and expected developments at Buckreef or other mining or exploration projects, as well as other factors that management believes to be relevant and reasonable in the circumstances at the date that such statements are made, and is inherently subject to known and unknown risks, uncertainties and other factors that may cause the actual results, level of activity, performance or achievements of the Company to be materially different from those expressed or implied by such forward-looking information, including but not limited to risks related to: unexpected events and delays during permitting; the possibility that future exploration results will not be consistent with the Company's expectations; timing and availability of external financing on acceptable terms in light of the current decline in global liquidity and credit availability; uncertainty of inferred mineral resources; future prices of base and precious metals; currency exchange rates; government regulation of mining operations; failure of equipment or processes to operate as anticipated; risks inherent in base and precious metal exploration and development including environmental hazards, industrial accidents, unusual or unexpected geological formations; and uncertain political and economic environments.  Although management of the Company has attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking information, there may be other factors that cause results not to be as anticipated, estimated or intended.  There can be no assurance that such statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements.  Accordingly, readers should not place undue reliance on forward-looking information.  The Company does not undertake to update any forward-looking information, except in accordance with applicable securities laws.

20

This is an unofficial consolidation of Form 52-109F2 Certification of Interim Filings Full Certificate reflecting amendments made effective January 1, 2011 in connection with Canada’s changeover to IFRS. The amendments apply for financial periods relating to financial years beginning on or after January 1, 2011. This document is for reference purposes only and is not an official statement of the law.

Form 52-109F2
Certification of Interim Filings
Full Certificate

I, James E. Sinclair, President and CEO of Tanzanian Royalty Exploration Corporation, certify the following:

1.
Review: I have reviewed the interim financial report and interim MD&A (together, the “interim filings”) of Tanzanian Royalty Exploration Corporation (the “issuer”) for the interim period ended February 29, 2012.

2.
No misrepresentations: Based on my knowledge, having exercised reasonable diligence, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings.

3.
Fair presentation: Based on my knowledge, having exercised reasonable diligence, the interim financial report together with the other financial information included in the interim filings fairly present in all material respects the financial condition, financial performance and cash flows of the issuer, as of the date of and for the periods presented in the interim filings.

4.
Responsibility: The issuer’s other certifying officer(s) and I are responsible for establishing and maintaining disclosure controls and procedures (DC&P) and internal control over financial reporting (ICFR), as those terms are defined in National Instrument 52-109 Certification of Disclosure in Issuers’ Annual and Interim Filings, for the issuer.

5.	Design: Subject to the limitations, if any, described in paragraphs 5.2 and 5.3, the issuer’s other certifying officer(s) and I have, as at the end of the period covered by the interim filings

(a)	designed DC&P, or caused it to be designed under our supervision, to provide reasonable assurance that

(i)	material information relating to the issuer is made known to us by others, particularly during the period in which the interim filings are being prepared; and

(ii)
information required to be disclosed by the issuer in its annual filings, interim filings or other reports filed or submitted by it under securities legislation is recorded, processed, summarized and reported within the time periods specified in securities legislation; and

(b)
designed ICFR, or caused it to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with the issuer’s GAAP.

5.1           Control framework:  The control framework the issuer’s other certifying officer(s) and I used to design the issuer’s ICFR is Integrated Framework, issued by the Committee of Sponsoring Organizations of the Treadway Commission (“COSO”).

5.2	ICFR – material weakness relating to design: The issuer has disclosed in its interim MD&A for each material weakness relating to design existing at the end of the interim period

(a)	a description of the material weakness;

(b)	the impact of the material weakness on the issuer’s financial reporting and its ICFR; and

(c)	the issuer’s current plans, if any, or any actions already undertaken, for remediating the material weakness.

5.3	Limitation on scope of design: N/A

6.
Reporting changes in ICFR: The issuer has disclosed in its interim MD&A any change in the issuer’s ICFR that occurred during the period beginning on December 1, 2011 and ended on February 29, 2012 that has materially affected, or is reasonably likely to materially affect, the issuer’s ICFR.

April 13, 2012

s/James E. Sinclair
James E. Sinclair
President and Chief Executive Officer

This is an unofficial consolidation of Form 52-109F2 Certification of Interim Filings Full Certificate reflecting amendments made effective January 1, 2011 in connection with Canada’s changeover to IFRS. The amendments apply for financial periods relating to financial years beginning on or after January 1, 2011. This document is for reference purposes only and is not an official statement of the law.

Form 52-109F2
Certification of Interim Filings
Full Certificate

I, Steven Van Tongeren, Chief Financial Officer of Tanzanian Royalty Exploration Corporation, certify the following:

1.
Review: I have reviewed the interim financial report and interim MD&A (together, the “interim filings”) of Tanzanian Royalty Exploration Corporation (the “issuer”) for the interim period ended February 29, 2012.

2.
No misrepresentations: Based on my knowledge, having exercised reasonable diligence, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings.

6.
Fair presentation: Based on my knowledge, having exercised reasonable diligence, the interim financial report together with the other financial information included in the interim filings fairly present in all material respects the financial condition, financial performance and cash flows of the issuer, as of the date of and for the periods presented in the interim filings.

7.
Responsibility: The issuer’s other certifying officer(s) and I are responsible for establishing and maintaining disclosure controls and procedures (DC&P) and internal control over financial reporting (ICFR), as those terms are defined in National Instrument 52-109 Certification of Disclosure in Issuers’ Annual and Interim Filings, for the issuer.

8.	Design: Subject to the limitations, if any, described in paragraphs 5.2 and 5.3, the issuer’s other certifying officer(s) and I have, as at the end of the period covered by the interim filings

(a)	designed DC&P, or caused it to be designed under our supervision, to provide reasonable assurance that

(i)	material information relating to the issuer is made known to us by others, particularly during the period in which the interim filings are being prepared; and

(ii)
information required to be disclosed by the issuer in its annual filings, interim filings or other reports filed or submitted by it under securities legislation is recorded, processed, summarized and reported within the time periods specified in securities legislation; and

(b)
designed ICFR, or caused it to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with the issuer’s GAAP.

5.1           Control framework:  The control framework the issuer’s other certifying officer(s) and I used to design the issuer’s ICFR is Integrated Framework, issued by the Committee of Sponsoring Organizations of the Treadway Commission (“COSO”).

5.2	ICFR – material weakness relating to design: The issuer has disclosed in its interim MD&A for each material weakness relating to design existing at the end of the interim period

(a)	a description of the material weakness;

(b)	the impact of the material weakness on the issuer’s financial reporting and its ICFR; and

(c)	the issuer’s current plans, if any, or any actions already undertaken, for remediating the material weakness.

5.3	Limitation on scope of design: N/A

6.
Reporting changes in ICFR: The issuer has disclosed in its interim MD&A any change in the issuer’s ICFR that occurred during the period beginning on December 1, 2011 and ended on February 29, 2012 that has materially affected, or is reasonably likely to materially affect, the issuer’s ICFR.

April 13, 2012

s/Steven Van Tongeren
Steven Van Tongeren
Chief Financial Officer